Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

BETWEEN

LIME ROCK RESOURCES II-A, L.P.

AND

LIME ROCK RESOURCES II-C, L.P.

(COLLECTIVELY, “SELLER”)

AND

LRR ENERGY, L.P.

AND

LRE OPERATING, LLC

(COLLECTIVELY, “PURCHASER”)

DATED: March 18, 2013

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EXHIBITS

Exhibit A	Leases

Exhibit B-1	Wells and Allocated Values

Exhibit B-2	Future Locations and Allocated Values

Exhibit C	Surface Rights

Exhibit D	Transferred Hedges

Exhibit E	Conveyance

SCHEDULES

Schedule 1.2(d)	Contracts

Schedule 5.1	Identification of Certain Officers and Employees of Seller and Purchaser

Schedule 5.7(a)	Party Proceedings

Schedule 5.7(b)	Non-Party Proceedings

Schedule 5.9	Compliance with Laws

Schedule 5.10	Contract Matters

Schedule 5.11	Payments

Schedule 5.12	Governmental Authorizations

Schedule 5.13	Preference Rights and Transfer Requirements

Schedule 5.14	Outstanding Capital Commitments

Schedule 5.15	Imbalances

Schedule 5.20	Payouts

Schedule 5.21	Environmental

Schedule 5.22	Wells

Schedule 7.6	Operation of Business

DEFINITIONS

“1031 Assets” has the meaning set forth in Section 7.8(c).

“Actual Knowledge” has the meaning set forth in Section 5.1(a).

“Adjusted Purchase Price” shall mean the Purchase Price after calculating and applying the adjustments set forth in Section 2.2.

“Adjustment Period” has the meaning set forth in Section 2.2(a).

“AEA” has the meaning set forth in the definition of Environmental Laws.

“AFE” means authority for expenditure.

“Affiliate” with respect to any Person, means any Person that directly or indirectly controls, is controlled by or is under common control with such Person. The concept of control, controlling or controlled as used in the aforesaid context means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise; provided, however, in no event shall Purchaser be deemed to constitute an “Affiliate” of Seller or Seller be deemed to constitute and “Affiliate” of Purchaser.

“Aggregate Benefit Deductible” has the meaning set forth in Section 3.4(j).

“Aggregate Defect Deductible” has the meaning set forth in Section 3.4(j).

“Aggregate Indemnity Deductible” has the meaning set forth in Section 11.4(c).

“Agreed Accounting Firm” has the meaning set forth in Section 9.4(b).

“Agreement” means this Purchase and Sale Agreement.

“Allocated Value” has the meaning set forth in Section 3.4(a).

“Assessment” has the meaning set forth in Section 4.1.

“Asset Acquisition Statement” has the meaning set forth in Section 2.3.

“Assets” has the meaning set forth in Section 1.2.

“Asset Lien Releases” mean releases of all Liens on the Assets securing any and all indebtedness for borrowed money of Seller or its Affiliates, including, but not limited to (i) authorizations to file UCC-3 termination statements releases in all applicable jurisdictions to evidence the release and termination of such Liens and (ii) all instruments and agreements reasonably requested by, and in form and substance reasonably acceptable to, Purchaser to effect and file of record the release of all Liens in connection therewith.

“Assumed Seller Obligations” has the meaning set forth in Section 11.3.

“Business Day” means each calendar day except Saturdays, Sundays, and federal holidays  and days in which banks are generally closed in Houston, Texas.

“CERCLA” has the meaning set forth in the definition of Environmental Laws.

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“Claim Notice” has the meaning set forth in Section 11.4(b).

“Claims” means any and all claims, demands, suits, losses, arbitrations, causes of action, debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), judgments, diminution in value, monetary damages, fines, fees, Taxes, assessments, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, reasonable fees and expenses of attorneys, accountants, financial advisors and other experts, and other actual out of pocket expenses incurred in investigating and preparing for or in connection with any Proceeding); however, excluding special, punitive, exemplary, consequential or indirect damages, except to the extent a party is required to pay such damages to a third party in connection with a matter for which such party is entitled to indemnification under Article 11.

“Closing” has the meaning set forth in Section 9.1(a).

“Closing Date” has the meaning set forth in Section 9.1(b).

“Closing Payment” has the meaning set forth in Section 9.4(a).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” has the meaning set forth in Section 7.1(a).

“Contracts” has the meaning set forth in Section 1.2(d).

“Conveyance” has the meaning set forth in Section 3.1(b).

“COPAS” has the meaning set forth in Section 1.4(b).

“Counterparty” has the meaning set forth in Section 7.11(b).

“Cure Period” has the meaning set forth in Section 3.4(c).

“Defect Claim Date” has the meaning set forth in Section 3.4(a).

“Defensible Title” has the meaning set forth in Section 3.2.

“Dispute” has the meaning set forth in Section 12.7.

“Earned” has the meaning set forth in Section 1.4(b).

“Effective Time” has the meaning set forth in Section 1.4(a).

“Environmental Defect” has the meaning set forth in Section 4.3.

“Environmental Defect Amount” has the meaning set forth in Section 4.3.

“Environmental Defect Notice” has the meaning set forth in Section 4.3.

“Environmental Laws” means, as the same may have been amended, any federal, state or local Law relating to or having jurisdiction over the property in question addressing pollution or protection of human health, safety, natural resources or the environment and all regulations implementing the foregoing with respect to: (i) the control of any potential pollutant or protection of the environment, including air, water or land, (ii) the generation, handling, treatment, storage, disposal or transportation of waste materials, or (iii) the regulation of or exposure to hazardous, toxic or other substances alleged to be harmful, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq. (“CERCLA”); the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq. (“RCRA”); the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq. the Hazardous Materials Transportation Act, 49 U.S.C. § 1471 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; the Atomic Energy Act, 42 U.S.C. § 2011 et seq. (“AEA”).  The term “Environmental Laws” includes all judicial and administrative decisions, orders, directives, and decrees issued by a Governmental Body pursuant to the foregoing.

“Environmental Liabilities” shall mean any and all Claims, environmental response costs (including costs of clean-up, remediation, investigation and monitoring), damages, natural resource damages, costs and expenses (including any remedial, removal, response, abatement, clean-up, investigation, rights to contribution under CERCLA), breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages, common law rights of contribution and rights under any contracts, monitoring costs, settlements, consulting fees, expenses, penalties, fines, orphan’s share, prejudgment and post-judgment interest, court costs, attorneys’ fees, and other liabilities arising out of, incurred, imposed (a) pursuant to any order, notice of responsibility, directive (including requirements embodied in Environmental Laws), injunction, judgment or similar act (including settlements) by any Governmental Body to the extent arising out of non-compliance with or any violation of, or remedial obligation under, any Environmental Laws which are attributable to the ownership or operation of the Assets prior to the Effective Time or (b) pursuant to any Claim or Proceeding by a Governmental Body or any other Person for and damages, personal injury, property damage, damage to natural resources, remediation, investigation, monitoring, response or compliance costs to the extent arising out of any Environmental Laws which is attributable to the ownership or operation of the Assets prior to the Closing Date.

“Equipment” has the meaning set forth in Section 1.2(f).

“Event” has the meaning set forth in definition of Material Adverse Effect.

“Excluded Assets” has the meaning set forth in Section 1.3.

“Excluded Obligations” has the meaning set forth in Section 11.5(e).

“Final Purchase Price” has the meaning set forth in Section 9.4(b).

“Final Settlement Date” has the meaning set forth in Section 9.4(b).

“Fundamental Representations” has the meaning set forth in Section 11.4(a).

“Future Well Location” means each proved undeveloped, possible or probable location described on Exhibit B-2 attached hereto, including the Leases (or portion thereof) included in or constituting such location described therein but in each case only as to the applicable subject formations or horizons described for each such Future Well Location on Exhibit B-2.

“GAAP” means generally accepted accounting principles in effect in the United States, as in effect on the date of this Agreement, consistently applied.

“Governmental Authorizations” has the meaning set forth in Section 5.12.

“Governmental Body” or “Governmental Bodies” means any federal, state, local, municipal, or other government; any governmental, regulatory or administrative agency, commission, body, arbitrator or arbitration panel or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal.

“Hazardous Material” means (i) any “hazardous substance,” as defined by CERCLA, (ii) any “hazardous waste” or “solid waste,” in either case as defined by RCRA, and any analogous state statutes, and any regulations promulgated thereunder, (iii) any solid, hazardous, dangerous or toxic chemical, material, waste or substance, within the meaning of and regulated by any applicable Environmental Laws, (iv) any radioactive material, excluding any naturally occurring radioactive material, and any source, special or byproduct material as defined in AEA and any amendments or authorizations thereof, (v) any regulated asbestos-containing materials in any form or condition, (vi) any regulated polychlorinated biphenyls in any form or condition, and (vii)  Hydrocarbons or any fraction or byproducts thereof.

“Hedge” means any future derivative, swap, collar, put, call, cap, option or other contract that is intended to benefit from, relate to, or reduce or eliminate the risk of fluctuations in interest rates, basis risk or the price of commodities, including Hydrocarbons or securities, to which Seller or the Assets is bound.

“Hydrocarbons” means oil, gas, casinghead gas, condensate, natural gas liquids, and other gaseous and liquid hydrocarbons or any combination thereof and sulphur and other minerals, gases or substance extracted from or produced with the foregoing.

“Imbalance” or “Imbalances” means any over-production, under-production, over-delivery, under-delivery or similar imbalance of Hydrocarbons produced from or allocated to the Assets, regardless of whether such over-production, under-production, over-delivery, under-delivery or similar imbalance arises at the wellhead, pipeline, gathering system, transportation system, processing plant or other location.

“Incurred” has the meaning set forth in Section 1.4(b).

“Indemnified Party” has the meaning set forth in Section 11.7(a).

“Indemnifying Party” has the meaning set forth in Section 11.7(a).

“Independent Expert” has the meaning set forth in Section 4.3.

“Individual Indemnity Threshold” has the meaning set forth in Section 11.4(c).

“Individual Benefit Threshold” has the meaning set forth in Section 3.4(j).

“Individual Environmental Threshold” has the meaning set forth in Section 4.3.

“Individual Title Threshold” has the meaning set forth in Section 3.4(j).

“Invasive Activity” has the meaning set forth in Section 4.1.

“Lands” has the meaning set forth in Section 1.2(a).

“Laws” means all statutes, laws, rules, regulations, ordinances, orders, judgments, decrees, writs, injunctions and codes of Governmental Bodies.

“Leases” has the meaning set forth in Section 1.2(a).

“Like-Kind Exchange” has the meaning set forth Section 7.8(c).

“Lowest Cost Response” means with respect to any Environmental Defect (a) the costs and expenses to cure such Environmental Defect in the most cost effective manner reasonably available, consistent with Environmental Laws (taking into account permanent and non-permanent remedies or actions, including mechanisms to contain or stabilize Hazardous Substances, including monitoring site conditions, natural attenuation, risk-based corrective action, institutional controls, or other appropriate restrictions on the industrial use of the property, caps, dikes, encapsulation, lechate collection systems, and also taking into consideration any material negative impact such response may have on the operations of the relevant assets and any potential material additional costs or liabilities that may likely arise as a result of such remedies, actions and response) and (b) the amount of Environmental Liabilities reasonably believed will be incurred or required to be paid with respect to such Environmental Defect.  The Parties recognize that the calculation of an Environmental Defect Value may require the use of assumptions and extrapolations; however, it is acknowledged and agreed that any such assumptions and extrapolations will be consistent with the known factual information and reasonable in nature.

“Material Adverse Effect” means any change, inaccuracy, circumstance, effect, event, result, occurrence, condition or fact (each an “Event”) (whether or not (i) foreseeable or known as of the date of this Agreement or (ii) covered by insurance) that has had, or could reasonably be expected to have, a material adverse effect on (i) the ownership, operation or value of the Assets, taken as a whole, or (ii) the ability of Seller to consummate the transactions contemplated hereby. Excluded from such Events for the purposes of determining whether a “Material Adverse Effect” has occurred or could reasonably be expected to occur are (A) Events resulting from entering into this Agreement or the announcement of the transactions contemplated by this Agreement, (B) Events resulting from changes in general market, economic, financial or political conditions or any outbreak of hostilities or war or terrorist events, (C) Events that affect the Hydrocarbon exploration, production, development, processing, gathering and/or transportation industry generally (including changes in commodity prices or general market prices in the Hydrocarbon exploration, production, development, processing, gathering and/or transportation industry generally), (D) any effect resulting from a change in Laws or regulatory policies, and (E) the consequences of natural depletion, the watering out of any Well(s), collapsed casing or sand infiltration of any Well(s), the confirmation of the presence or absence of Hydrocarbons as a result of drilling results of any Well(s), and the depreciation of personal property due to ordinary wear and tear with respect to the Assets, in each case to the extent occurring on or after the date hereof.

“Material Contracts” has the meaning set forth in Section 5.10.

“Necessary Properties” has the meaning set forth in Section 5.19.

“Net Revenue Interest” has the meaning set forth in Section 3.2(a).

“NORM” means naturally occurring radioactive material.

“Notice Period” has the meaning set forth in Section 11.7(a).

“Novation Agreement” has the meaning set forth in Section 7.11(b).

“Permitted Encumbrances” has the meaning set forth in Section 3.3.

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Body or any other entity.

“Personal Property” has the meaning set forth in Section 1.2(g).

“Pipelines” has the meaning set forth in Section 1.2(g).

“Preference Property” has the meaning set forth in Section 7.7(b).

“Preference Right” means any right or agreement that enables any Person to purchase or acquire any Asset or any interest therein or portion thereof as a result of or in connection with (i) the sale, assignment or other transfer of any Asset or any interest therein or portion thereof or (ii) the execution or delivery of this Agreement or the consummation or performance of the terms and conditions contemplated by this Agreement.

“Proceeding” or “Proceedings” has the meaning set forth in Section 5.7.

“Properties” has the meaning set forth in Section 1.2(c).

“Property Costs” has the meaning set forth in Section 1.4(b).

“Purchase Price” has the meaning set forth in Section 2.1.

“Purchaser” has the meaning set forth in the preamble hereto.

“Purchaser Indemnified Persons” has the meaning set forth in Section 11.5.

“Qualified Intermediary” has the meaning set forth in Section 7.8(c).

“RCRA” has the meaning set forth in the definition of Environmental Laws.

“Records” has the meaning set forth in Section 1.2(i).

“REGARDLESS OF FAULT” means WITHOUT REGARD TO THE CAUSE OR CAUSES OF ANY CLAIM, INCLUDING, WITHOUT LIMITATION, EVEN THOUGH A CLAIM IS CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, CONCURRENT, COMPARATIVE, CONTRIBUTORY, ACTIVE OR PASSIVE), STRICT LIABILITY, OR OTHER FAULT OF THE SELLER; BUT EXCLUDING, IN ALL CASES ANY AND ALL CLAIMS TO THE EXTENT ARISING OUT OF OR ATTRIBUTABLE TO THE FRAUD, FRAUDULENT INDUCEMENT OR WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE.

“Release” means any discharge, emission, spilling, leaking, pumping, pouring, injecting, dumping, burying, leaching, migrating, abandoning or disposing into or through the environment of any Hazardous Material including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material.

“Retained Asset” has the meaning set forth in Section 7.7(c).

“Retained Obligations” has the meaning set forth in Section 11.5(c).

“Royalty Amounts” means all working interests, royalties, overriding royalties, reversionary interests, net profit interests, production payments, carried interests, non-participating royalty interests, reversionary interests and other royalty burdens and other interests payable to third parties on account of production from or allocated to the Assets.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations of the SEC promulgated thereunder.

“Seller” has the meaning set forth in the preamble hereto.

“Seller Indemnified Persons” has the meaning set forth in Section 11.6.

“Seller Operated Assets” means Assets operated by Seller or an Affiliate of Seller.

“Subject Hedge” has the meaning set forth in Section 7.11(c).

“Surface Contracts” has the meaning set forth in Section 1.2(e).

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“Taxes” means (i) all federal, state, local, and foreign income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, real property transfer or gain, gross receipts, goods and services, registration, capital, transfer, inventory, employment, social security, unemployment, or withholding taxes or other governmental fees or charges imposed by any Governmental Body, (ii) any interest, penalties or additional amounts which may be imposed with respect to any item described in the preceding clause (i), and (iii) any liability in respect of any items described in the preceding clauses (i) and/or (ii) payable by reason of contract, assumption, transferee liability, operation of law or otherwise.

“Third Party Claim” has the meaning set forth in Section 11.7(a).

“third party” means any Person that is not a Party or any Affiliate of any Party.

“Title Benefit” has the meaning set forth in Section 3.2(d).

“Title Benefit Amount” has the meaning set forth in Section 3.4(e).

“Title Benefit Notice” has the meaning set forth in Section 3.4(b).

“Title Defect” has the meaning set forth in Section 3.2(d).

“Title Defect Amount” has the meaning set forth in Section 3.4(d) (i).

“Title Defect Notice” has the meaning set forth in Section 3.4(a).

“Title Defect Property” has the meaning set forth in Section 3.4(a).

“Title Expert” has the meaning set forth in Section 3.4(i).

“Transferred Hedges” has the meaning set forth on Exhibit D.

“Transfer Requirement” means any consent, approval, authorization or permit of, or filing with or notification to, any Person which is required to be obtained, made or complied with for or in connection with any sale, assignment or transfer of all or any portion of the Assets or any interest therein; provided, however, that “Transfer Requirement” shall not include any consent of, notice to, filing with, or other action by any Governmental Body in connection with the sale or conveyance of oil and/or gas leases or interests therein or Surface Contracts or interests therein, if such consents, notices, filings or other actions are not required under Law prior to the assignment of such oil and/or gas leases, Surface Contracts or interests and are customarily obtained subsequent to the sale or conveyance (including consents from state agencies).

“Transfer Taxes” has the meaning set forth in Section 12.3.

“Units” has the meaning set forth in Section 1.2(c).

“Wells” has the meaning set forth in Section 1.2(b).

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement is executed on March 18, 2013, by and among Lime Rock Resources II-A, L.P., a Delaware limited partnership (“LRR-A”) and Lime Rock Resources II- C, L.P., a Delaware limited partnership (“LRR-C” and together with LRR-A, each individually and collectively, “Seller”), and LRR Energy, L.P., a Delaware limited partnership (“LRE”) and LRE Operating, LLC, a Delaware limited liability company (“Opco” and collectively with LRE, the “Purchaser”).  Each Seller and Purchaser are individually referred herein as a “Party” and collectively as the “Parties”.

RECITALS

A.            Seller owns the Assets as more fully described in Section 1.2 and the exhibits hereto.

B.            Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller the properties and rights of Seller hereafter described, in the manner and upon the terms and conditions hereafter set forth.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound by the terms hereof, agree as follows:

ARTICLE I
PURCHASE AND SALE

Section 1.1.           Purchase and Sale.

At the Closing, and upon the terms and subject to the conditions of this Agreement, Seller agrees to sell, transfer and convey the Assets to Purchaser and Purchaser agrees to purchase, accept and pay for the Assets and to assume the Assumed Seller Obligations.

Section 1.2.           Assets.

As used herein, the term “Assets” means, subject to the terms and conditions of this Agreement, all of Seller’s right, title, interest and estate, in and to the following (but excluding the Excluded Assets):

(a)           All of the oil and gas leases; subleases and other leaseholds; interests in fee; carried interests; reversionary interests; net profits interests; overriding royalty interests, farmout rights; options; mineral interests and other properties and interests described on Exhibit A, (collectively, the “Leases”), together with each and every kind and character of right, title, claim, and interest that Seller has in and to the lands covered by the Leases and the interests currently pooled, unitized, communitized or consolidated therewith (the “Lands”);

(b)           All Hydrocarbon, water or injection wells located on the Lands, whether producing, shut-in, or temporarily abandoned, including the wells shown on Exhibit B-1 attached hereto (collectively, the “Wells”);

(c)           All leasehold interests of Seller in or to any currently existing pools or units which include any Lands or all or a part of any Leases or include any Wells, including those pools or units related to the Properties and associated with the Wells shown on Exhibit B-1 (the “Units”; the Units, together with the Leases, Lands and Wells being hereinafter referred to as the

“Properties”), and including all leasehold interests of Seller in production of Hydrocarbons from or allocated to any such Unit, whether such Unit production or allocation of Hydrocarbons comes from Wells located on or off of a Lease, and all tenements, hereditaments and appurtenances belonging to, associated with or allocated to the Leases and Units;

(d)           All contracts, agreements and instruments by which the Assets are bound or subject, or that relate to or are otherwise applicable to the Assets, only to the extent applicable to the Assets rather than Seller’s or any of its Affiliates’ other properties, including but not limited to, operating agreements, unitization, pooling and communitization agreements, declarations and orders, joint venture agreements, farmin and farmout agreements, exploration agreements, participation agreements, area of mutual interest agreements, exchange agreements, transportation or gathering agreements, agreements for the sale and purchase of oil, gas or casinghead gas and processing agreements to the extent applicable to the Assets or the production of Hydrocarbons produced in association therewith from the Assets (the “Contracts”), including, but not limited to those set forth on Schedule 1.2(d), but excluding any contracts, agreements and instruments to the extent transfer would result in a violation of applicable Law or is restricted by any Transfer Requirement that is not waived by Purchaser or satisfied pursuant to Section 7.7 and provided that “Contracts” shall not include the instruments constituting the Leases;

(e)           All easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights (“Surface Contracts”) appurtenant to, and used or held for use in connection with the Assets, including, but not limited to those set forth on Exhibit C, but excluding any permits and other rights to the extent transfer would result in a violation of applicable Law or is restricted by any Transfer Requirement that is not waived by Purchaser or satisfied pursuant to Section 7.7;

(f)            All treatment and processing plants and equipment, machinery, fixtures and other tangible personal property and improvements located on the Assets or used or held for use in connection with the operation of the Assets (“Equipment”);

(g)           All flow lines, pipelines, gathering systems and appurtenances thereto located on the Assets or used, or held for use, in connection with the operation of the Assets (“Pipelines” and, together with the Equipment and Wells, “Personal Property”);

(h)           All (i) Hydrocarbons, gases and other substances or minerals produced from, allocated to or attributable to the Leases, Lands, and Wells from and after the Effective Time and (ii)  Imbalances associated with the Assets;

(i)            Originals in the possession of Seller, and copies otherwise (Purchaser acknowledges that it has been advised that Seller does not have original documents in many situations), of all lease files, land files, well files, reserve studies and evaluations, production records and data, Hydrocarbon sales contract files, gas processing and transportation files, division order files, abstracts, title opinions, land surveys, logs, maps, engineering data and reports, interpretive data, technical evaluations and technical outputs, and other books, records, data, files, title opinions, title abstracts and title curative information, and accounting records, in each case to the extent related to the Assets, or used or held for use in connection with the maintenance or operation thereof and any and all records, information data and communications or work product to the extent relating to any Assumed Seller Obligations (including attorney communications and work product), but excluding (i) any books, records, data, files, logs, maps, evaluations, outputs, and accounting records to the extent disclosure or transfer would result in a violation of applicable Law or is restricted by any Transfer Requirement that is not satisfied pursuant to Section 7.7, (ii) computer or communications software, data and program documentation or intellectual property (excluding tapes, codes, and all tangible manifestations information relating thereto), (iii) attorney-client privileged communications and work product of Seller’s or any of its Affiliates’ legal counsel (other than (a) any and all communications or work product to the extent relating to any Assumed Seller Obligations and (b) any and all title opinions, title abstracts or title curative information), and (v) records relating to the marketing, negotiation, and consummation of the sale of the Assets (subject to such exclusions, the “Records”);

(j)            To the extent transferable, and subject to payment by Purchaser of all third party transfer and license fees, all geological and geophysical data (including all seismic data, as well as reprocessed data) related exclusively to the Properties;

(k)           All Claims which Seller now holds or subsequently may have, to the extent specifically based on, relating to or arising out of the Assumed Seller Obligations, including rights to contribution under CERCLA, breaches of statutory or implied warranties or representations, nuisance, trespass or other tort actions, rights to punitive damages, common Law rights of contribution and rights under any Contracts (including audit rights); and

(l)            The Transferred Hedges (except as otherwise provided in Section 7.11(c)).

Section 1.3.           Excluded Assets.

Notwithstanding the foregoing, the Assets shall not include, and there is excepted, reserved and excluded from the transaction contemplated hereby (collectively, the “Excluded Assets”):

(a)           except to the extent necessary to satisfy Seller’s obligations under Section 7.1, (i) all corporate, financial, income and franchise tax and legal records of Seller that relate to Seller’s business generally (whether or not relating to the Assets), (ii) all books, records and files that relate to the Excluded Assets, (iii) those records retained by Seller pursuant to Section 1.2(i) and (iv) copies of any other Records retained by Seller pursuant to Section 1.5;

(b)           all rights to any refund related to the Retained Obligations or Taxes or other costs or expenses borne by Seller or Seller’s predecessors in interest and title attributable to periods prior to the Effective Time (but expressly excluding the Claims described in Section 1.2(k));

(c)           Seller’s area-wide bonds, permits and licenses or other permits, licenses or authorizations used in the conduct of Seller’s business generally;

(d)           all trade credits, accounts receivable, notes receivable, take-or-pay amounts receivable, pre-paid expenses and deposits, and other receivables attributable to the Assets with respect to any period of time prior to the Effective Time (but expressly excluding the Claims described in Section 1.2(k));

(e)           all right, title and interest of Seller in and to vehicles used in connection with the Assets;

(f)            all rights, titles, claims and interests of Seller or any Affiliate of Seller (i) to or under any policy or agreement of insurance or any insurance proceeds; except to the extent provided in Section 3.5, and (ii) to or under any bond or bond proceeds;

(g)           subject to Section 12.5, any patent, patent application, logo, service mark, copyright, trade name or trademark of or associated with Seller or any Affiliate of Seller or any business of Seller or of any Affiliate of Seller;

(h)           a nonexclusive right to freely use any copies of any logs, interpretive data, technical outputs, technical evaluations, maps, engineering data and reports, and other data and information being transferred as a part of the Assets;

(i)            all Retained Assets not conveyed to Purchaser pursuant to Section 7.7 and any Assets excluded pursuant to Section 3.4(d)(iii); and

(j)            all Hedges binding on Seller or the Assets except the Transferred Hedges.

Section 1.4.           Effective Time; Proration of Costs and Revenues.

(a)           Subject to Section 1.5, possession of the Assets shall be transferred from Seller to Purchaser at the Closing, but certain financial benefits and burdens of the Assets shall be transferred effective as of 7:00 A.M., local time, where the respective Assets are located, on April 1, 2013 (the “Effective Time”), as described below.

(b)           Purchaser shall be entitled to all Hydrocarbon production from, or allocated to, or attributable to the Leases, Units and Wells at and after the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets at or after the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred at and after the Effective Time.  Seller shall be entitled to all Hydrocarbon production from, or allocated to, or attributable to the Leases, Units and Wells prior to the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred prior to the Effective Time. “Earned” and “incurred”, as used in this Agreement, shall be interpreted in accordance with GAAP and Council of Petroleum Accountants Society (“COPAS”) standards. “Property Costs” means all costs attributable to the ownership and operation of the Assets (including without limitation costs of insurance and ad valorem, property, severance, Hydrocarbon production and similar Taxes based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons therefrom or allocated thereto, but excluding any other Taxes) and capital expenditures incurred in the ownership and operation of the Assets in the ordinary course of business and, where applicable, in accordance with the relevant operating or unit agreement, if any, and overhead costs charged to the Assets under the relevant operating agreement or unit agreement, if any, but excluding without limitation Claims attributable to (i) Claims for personal injury or death, property damage or violation of any Law, (ii) obligations to plug wells or dismantle, abandon and salvage facilities, (iii) any Environmental Liabilities or obligations to remediate any contamination of groundwater, surface water, soil, Equipment or Pipelines under applicable Environmental Laws, (iv) obligations to pay working interests, Royalty Amounts or other interests held in suspense, (v) obligations to pay Royalty Amounts, and (vi) Imbalances, all of which are addressed in Article 11, (v) any costs, expenses incurred by any Seller Indemnified Party to cure or attempt to cure any Title Defects or Environmental Defects., which such costs and expenses shall be the sole cost and expense of Seller and (vi) any costs or expenses (including any payments of principle or interest) incurred or paid with respect to obtaining any of the Asset Lien Releases. To the extent not inconsistent with GAAP or COPAS, for purposes of this Section 1.4, determination of whether Property Costs are attributable to the period before or after the Effective Time shall be based on when services are rendered, when the goods are delivered, or when the work is performed.  To the extent not inconsistent with GAAP or COPAS, for clarification, the date an item or work is ordered is not the date of a pre-Effective Time transaction for settlement purposes, but rather the date on which the item ordered is delivered to the job site, or the date on which the work ordered is performed, shall be the relevant date.  For purposes of allocating Hydrocarbon production (and accounts receivable with respect thereto), under this Section 1.4, (x) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Leases, Units and Wells when they pass through the pipeline connecting into the storage facilities into which they are run and (y) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Leases, Units and Wells when they pass through the delivery point sales meters on the pipelines through which they are transported. Seller and Purchaser shall utilize reasonable interpolative procedures to arrive at an allocation of Hydrocarbon production when exact meter readings or gauging and strapping data is not available. Subject to final determination of the Purchaser Price and right to audit, Seller shall provide to Purchaser, no later than five (5) Business Days prior to Closing, all data necessary to support any estimated allocation, for purposes of establishing the adjustment to the Purchase Price pursuant to Section 2.2 that will be used to determine the Closing Payment. Taxes, right-of-way fees, insurance premiums and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling before and the number of days in the applicable period falling at or after the Effective Time, except that Hydrocarbon production, severance and similar Taxes shall be prorated based on the number of units actually produced, purchased or sold or proceeds of sale, as applicable, before, and at or after, the Effective Time.  If the actual amount of any Property Costs described in the preceding sentence is not known as of the Closing Date and/or as of the date of the calculation of the Closing Payment, then reasonable estimates for the amount of such Property Costs (based on the amount of such Property Costs as of the most recent prior period unless otherwise agreed by Purchaser and Seller) shall be used for purposes of calculating the adjusted Purchase Price pursuant to Section 2.2 and Closing Payment pursuant to Section 9.4, respectively. In each case, Purchaser shall be responsible for the portion allocated to the period at and after the Effective Time and Seller shall be responsible for the portion allocated to the period before the Effective Time.

Section 1.5.           Delivery and Maintenance of Records.

Seller shall deliver the Records to Purchaser, at Purchaser’s expense, within fourteen (14) days following Closing. Purchaser shall be entitled to all original Records maintained by Seller. Seller shall be entitled to keep, at its sole cost and expense, a copy or copies of all Records; provided, however, that Seller shall not sell or otherwise allow any third party to review, copy or otherwise use copies of any Records retained by Seller except as otherwise required by Law.  Purchaser shall preserve the Records for a period of four (4) years following the Closing and will allow Seller and its representatives, consultants and advisors reasonable access, during normal business hours and upon reasonable notice, to the Records only to the extent reasonably required for Seller to comply with a Tax or other legally required reporting obligation or Tax or legal dispute.  Any such access shall be at the sole cost and expense of Seller.

ARTICLE II
PURCHASE PRICE

Section 2.1.           Purchase Price.

The purchase price for the Assets (the “Purchase Price”) shall be Thirty Eight Million Two Hundred Thousand Dollars ($38,200,000.00) adjusted as provided in Section 2.2.

Section 2.2.           Adjustments to Purchase Price.

The Purchase Price for the Assets shall be adjusted in the manner specified below (without duplication), with all such amounts being determined in accordance with GAAP and COPAS standards, as applicable, in order to reach the Adjusted Purchase Price:

(a)           Reduced by the aggregate amount of the following proceeds received by Seller between (and including) the Effective Time and the Closing Date (with the period between the Effective Time and the Closing Date referred to as the “Adjustment Period”): (i) proceeds from the sale of Hydrocarbons (net of any Royalty Amounts, gathering, processing and transportation costs and any production, severance, sales, excise or similar Taxes not reimbursed to Seller by the purchaser of production) produced from or attributable to the Properties during the Adjustment Period; (ii) any proceeds earned with respect to the Transferred Hedges (but excluding any proceeds earned with respect to the Subject Hedges) attributable to periods on or after the Effective Time; and (iii) other proceeds earned with respect to the Assets during the Adjustment Period;

(b)           Reduced to the extent provided in Section 7.7 with respect to Preference Rights and Retained Assets;

(c)           (i)  If the Parties or Seller make the election under Section 3.4(d)(i) with respect to a Title Defect, subject to the Individual Title Threshold and the Aggregate Defect Deductible, reduced by the Title Defect Amount with respect to such Title Defect if the Title Defect Amount has been determined prior to Closing and (ii) subject to the Individual Benefit Threshold and the Aggregate Benefit Deductible, increased by the Title Benefit Amount with respect to each Title Benefit for which the Title Benefit Amount has been determined prior to Closing;

(d)           Increased by the amount of all Property Costs and other costs attributable to the ownership and operation of the Assets which are paid by Seller and incurred during the Adjustment Period, including any costs attributable to the any settlement costs or other costs paid in due course that are paid by any Seller and incurred on or after the Effective Time with respect to the Transferred Hedges, except (i) any Property Costs and other such costs already deducted in the determination of proceeds in Section 2.2(a), (ii) any costs attributable to any Subject Hedges and (iii) any costs or expenses (including attorneys fees) incurred or paid by any Seller in connection with the negotiation, execution, novation or attempted novation of any Transferred Hedges;

(e)           Reduced to the extent provided in Section 3.4(d)(iii) for any Assets excluded from the Assets pursuant to Section 3.4(d)(iii) and reduced to the extent provided in Section 4.3 for Environmental Defects;

(f)            Increased or reduced as mutually agreed upon in writing prior to Closing by Seller and Purchaser;

(g)           Increased by the value of all unsold merchantable Hydrocarbons attributable to the Assets and stored in existing tanks, pipelines (as inventory but not as line-fill) and vessels to the bottom of the applicable flange as of the Effective Time (but only to the extent Seller can reasonably demonstrate through supporting documentation that Seller is entitled to receive delivery of, or compensation for, such Hydrocarbons unsold as of the Effective Time).  The adjustment shall be calculated at a price equal to the average price received by Seller from sales during the month of February, 2013 of comparable Hydrocarbons from each field from which such substances were produced, net of Royalty Amounts, gravity adjustments, quality bank adjustments, production payments, excise, severance and other production Taxes, marketing costs (which include for purposes hereof, among other things, costs of gathering, treating, processing, compression, and transportation) and other burdens upon, measured by, or payable out of such Hydrocarbon production.  Hydrocarbons in treating and separation equipment upstream of pipeline connections, as of the Effective Time, shall not be considered merchantable, and shall remain the property of Seller;

(h)           Reduced or increased, as the case may be, by the actual net aggregate Imbalances, if any, owed by Seller to third-parties or by third-parties to Seller, as of the Effective Time, multiplied by a price of equal to the average price received by Seller from sales during the month of February, 2013 of comparable Hydrocarbons from each field from which such substances were produced;

(i)            Reduced or increased, to the extent provided in Section 7.11(c) or Section 7.11(d); and

(j)            Each adjustment made pursuant to Section 2.2(a) shall serve to satisfy, up to the amount of the adjustment, Purchaser’s entitlement under Section 1.4 to Hydrocarbon production from or attributable to the Properties during the Adjustment Period, and to the value of other income, proceeds, receipts and credits earned with respect to the Assets during the Adjustment Period, and as such, Purchaser shall not have any separate rights to receive any Hydrocarbon production or income, proceeds, receipts and credits with respect to which an adjustment has been made. Similarly, the adjustment described in Section 2.2(d) shall serve to satisfy, up to the amount of the adjustment, Purchaser’s obligation under Section 1.4 to pay Property Costs and other costs attributable to the ownership and operation of the Assets which are incurred during the Adjustment Period.

Section 2.3.           Allocation of Purchase Price.

The Allocated Values contained in Exhibit B shall be used for various purposes under this Agreement.  Purchaser has assigned the Allocated Values and Seller has approved the reasonableness of such assignment.  Without limiting the scope of this Section 2.3, for all applicable Tax purposes, Purchaser and Seller agree to allocate the Purchase Price (as ultimately determined pursuant to the terms of this Agreement) among the Assets consistent with the Allocated Values and Code Section 1060. Upon the determination of the Final Purchase Price pursuant to Section 9.4(b), Seller shall prepare and deliver to Purchaser, for Purchaser’s review and approval, copies of IRS Form 8594 and any required exhibits thereto (the “Asset Acquisition Statement”) allocating, in accordance with the preceding sentence, the Final Purchase Price (together with any liabilities treated as purchase consideration for applicable Tax purposes) among the Assets.  Seller shall deliver to Purchaser, for Purchaser’s review and approval, from time to time revised copies of the Asset Acquisition Statement (the “Revised Statements”) so as to report any matters on the Asset Acquisition Statement that need updating (including purchase price adjustments, if any).  All income tax returns and reports filed by Purchaser or Seller shall be prepared consistently with the Asset Acquisition Statement or, if applicable, last Revised Statement.

ARTICLE III
TITLE MATTERS

Section 3.1.           Seller’s Title.

(a)           Except for the special warranty of title referenced in Section 3.1(b) and without limiting Purchaser’s right to adjust the Purchase Price by operation of this Article 3, Seller makes no warranty or representation, express, implied, statutory or otherwise, with respect to Seller’s title to any of the Assets and Purchaser hereby acknowledges and agrees that Purchaser’s sole remedy for any defect of title, including any Title Defect, with respect to any of the Assets (i) before Closing, shall be Purchaser’s right to adjust the Purchase Price to the extent provided in this Article 3 and (ii) after Closing, shall be pursuant to the special warranty of title referenced in Section 3.1(b).

(b)           The conveyance to be delivered by Seller to Purchaser shall (i) be substantially in the form of Exhibit C (the “Conveyance”), (ii) cover all of the Assets, and (iii) contain a special warranty of  Defensible Title to the Wells and Future Locations (limited to the depths shown on Exhibit B-1 and B-2) described on Exhibit B-1 and B-2 by, through and under Seller but not otherwise, subject to the Permitted Encumbrances, but shall otherwise be without warranty of title of any kind, express, implied or statutory or otherwise.

(c)           After Closing, Purchaser shall not be entitled to protection under Seller’s special warranty of title in the Conveyance for any Title Defect of which Purchaser has Actual Knowledge prior to the Defect Claim Date.

(d)                                 Notwithstanding anything herein provided to the contrary, if a Title Defect under this Article 3 results from any matter which could also result in the breach of any representation or warranty of Seller set forth in Article 5, then Purchaser shall only be entitled to assert such matter as a Title Defect to the extent permitted by this Article 3, and shall be precluded from also asserting such matter as the basis of the breach of any representation or warranty.

Section 3.2.                                Definition of Defensible Title.

As used in this Agreement, the term “Defensible Title” means that title of Seller with respect to the Wells and Future Locations shown on Exhibit B-1 and B-2  that, except for and subject to Permitted Encumbrances:

(a)                                 Entitles Seller to receive a share of the Hydrocarbons produced, allocated, saved and marketed from each Well and Future Location shown in Exhibit B-1 and B-2  (limited to the depths shown on Exhibit B-1 and B-2) throughout the duration of the productive life of each such Well and Future Location (limited to the depths shown on Exhibit B-1 and B-2) after satisfaction of all Royalty Amounts (a “Net Revenue Interest”), of not less than the Net Revenue Interest shown in Exhibit B-1 and B-2  for each such Well and Future Location, except for (i) decreases in connection with those operations in which Seller may from and after the Effective Time become a non-consenting co-owner, (ii) decreases resulting from the establishment or amendment from and after the Effective Time of pools or units, (iii) decreases required to allow other working interest owners to make up past underproduction of Hydrocarbons or pipelines to make up past underdeliveries of Hydrocarbons, and  (iv) except as stated in such Exhibit B-1 and B-2;

(b)                                 Obligates Seller to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to each Well and Future Location shown in Exhibit B-1 and B-2  (limited to the depths shown on Exhibit B-1 and B-2) not greater than the “working interest” shown in Exhibit B-1 and B-2 for such Well and Future Location without increase throughout the productive life of such Well and Future Location, (i) except as stated in Exhibit B-1 and B-2  and (ii) except for increases resulting from contribution requirements with respect to non-consenting or defaulting co-owners under applicable operating agreements and (iii) increases that are accompanied by at least a proportionate increase in Seller’s Net Revenue Interest; and

(c)                                  Is free and clear of liens, encumbrances, security interests, irregularities, pledges, or other defects.

(d)                                 As used in this Agreement, the term “Title Defect” means any lien, charge, encumbrance, defect, or other matter (including without limitation a discrepancy in Net Revenue Interest or working interest) that causes Seller not to have Defensible Title in and to the Wells and Future Locations shown on Exhibit B-1 and B-2 (limited to the depths shown on Exhibit B-1 and B-2) as of the Effective Time and the Closing. As used in this Agreement, the term “Title Benefit” shall mean any right, circumstance or condition that operates to increase the Net Revenue Interest of Seller in any Wells and Future Locations shown on Exhibit B (limited to the depths shown on Exhibit B-1 and B-2), without causing a greater than proportionate increase in Seller’s working interest above that shown in Exhibit B (limited to the depths shown on Exhibit B) as of the Effective Time; provided, however, a Title Benefit shall not include any properties or assets acquired by any Seller after the date hereof. Notwithstanding the foregoing, the following shall not be considered Title Defects:

(i)             defects based solely on inaccuracy or insufficiency of Seller’s files and records;

(ii)          defects arising out of lack of corporate or other entity authorization unless Purchaser provides affirmative written evidence (A) that the action was not authorized or (B) of another Person’s competing title the applicable Well or Future Location;

(iii)       defects based on a gap in Seller’s chain of title in the county records as to fee Leases, unless such gap is affirmatively shown to exist in such records by an abstract of title, title opinion or landman’s title chain which documents shall be included in a Title Defect Notice; and

(iv)      defects that have been cured by applicable Laws of limitation or prescription unless Purchaser provides affirmative written evidence of another Person’s competing title the applicable Well or Future Location.

Section 3.3.                                Definition of Permitted Encumbrances.

As used herein, the term “Permitted Encumbrances” means any or all of the following:

(a)                                 Royalties and any overriding royalties, reversionary interests, net profit interests, production payments, carried interests, and other burdens, to the extent that individually or in the aggregate any such burden does not reduce Seller’s Net Revenue Interest in any Well or Future Location below that shown in Exhibit B-1 and B-2 (limited to the depths shown on Exhibit B-1 and B-2) or increase Seller’s working interest in any Well of Future Location above that shown in Exhibit B-1 and B-2  (limited to the depths shown on Exhibit B-1 and B-2) without a proportionate increase in the Net Revenue Interest;

(b)                                 The terms of all Leases and Contracts, to the extent that they do not, individually or in the aggregate, (i) reduce Seller’s Net Revenue Interest in any Well or Future Location below that shown in Exhibit B-1 and B-2 (limited to the depths shown on Exhibit B-1 and B-2)   or (ii) increase Seller’s working interest in any Well or Future Location above that shown in Exhibit B-1 and B-2  (limited to the depths shown on Exhibit B-1 and B-2) without a proportionate increase in the Net Revenue Interest or (iii) adversely affect the use, value, operation or future development of the Wells and Future Locations taken as a whole;

(c)                                  Preference Rights applicable to this transaction;

(d)                                 Transfer Requirements applicable to this transaction;

(e)                                  Liens for current Taxes or assessments not yet delinquent or, if delinquent, being contested in good faith by appropriate actions and such actions are described on Schedule 5.7(a);

(f)                                   Materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law) or, if delinquent, being contested in good faith by appropriate action and such actions are described on Schedule 5.7(a);

(g)                                  All rights to consent by, required notices to, filings with, or other actions by Governmental Bodies in connection with the sale or conveyance of the Assets or interests therein pursuant to this or to any future transaction if they are not required or not customarily obtained prior to the sale or conveyance;

(h)                                 Rights of reassignment arising upon final intention to abandon or release the Assets, or any of them;

(i)                                     Easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations, to the extent that they do not detract in any respect from the use, value, operation or future development of the Wells and Future Locations;

(j)                                    All rights reserved to or vested in any Governmental Body to control or regulate any of the Assets in any manner, and all obligations and duties under all applicable Laws or under any franchise, grant, license or permit issued by any such Governmental Body;

(k)                                 Any encumbrance on or affecting the Assets which is discharged by Seller at or prior to Closing;

(l)                                     Any matters shown on Exhibit A, Exhibit B-1 or Exhibit B-2 ;

(m)                             Matters that would otherwise be considered Title Defects but that do not meet the Individual Title Threshold set forth in Section 3.4(j);

(n)                                 Imbalances associated with the Assets;

(o)                                 Liens granted under applicable joint operating agreements, leases and similar agreements arising in the ordinary course of business, in each case, for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, are described on Schedule 5.7(a) and are being contested in good faith by appropriate actions;

(p)                                 The matters disclosed in Schedules 5.7(a) and 5.7(b);

(q)                                 Any lien or trust arising in connection with workers’ compensation, unemployment insurance, pension, employment, or child support Laws or regulations arising in the ordinary course of business, in each case, for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, are described on Schedule 5.7(a) and are being contested in good faith by appropriate actions; and

(r)                                    Any other liens, charges, encumbrances, defects or irregularities which do not, individually or in the aggregate, detract in any material respect from the value of, or interfere in any l respect with the use, development or ownership of, the Assets subject thereto or affected thereby (as currently used or owned), which would be accepted by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas properties, and which do not reduce Seller’s Net Revenue Interest below that shown in Exhibit B-1 and B-2 (limited to the depths shown on Exhibit B-1 and B-2), or increase Seller’s working interest above that shown in Exhibit B-1 and B-2 (limited to the depths shown on Exhibit B Exhibit B-1 and B-2) without a proportionate increase in Net Revenue Interest.

Section 3.4.                                Notice of Title Defect Adjustments.

(a)                                 To assert a claim of a Title Defect prior to Closing, Purchaser must deliver claim notices to Seller (each a “Title Defect Notice”) on or before March 26, 2013 at 5:00 p.m. (the “Defect Claim Date”). Each Title Defect Notice shall be in writing and shall include (i) a description of the alleged Title Defect(s), (ii) the Wells or Future Locations (limited to the depths shown on Exhibit B-1 and B-2) affected by the Title Defect (each a “Title Defect Property”), (iii) the Allocated Value of each Title Defect Property, (iv) supporting documents reasonably necessary for Seller (as well as any title attorney or examiner hired by Seller) to verify the existence of the alleged Title Defect(s), and (v) the amount by which Purchaser reasonably believes the Allocated Value of each Title Defect Property is reduced by the alleged Title Defect(s) and the computations and information upon which Purchaser’s belief is based. Notwithstanding any other provision of this Agreement to the contrary, Purchaser shall be deemed to have waived its right to assert Title Defects of which Seller has not been given notice on or before the Defect Claim Date. For purposes hereof, the “Allocated Value” of an Asset shall mean the portion of the Purchase Price that has been allocated to a particular Well or Future Location (limited to the depths shown on Exhibit B-1 and B-2) as prepared by Purchaser and reviewed for reasonableness by Seller.

(b)                                 Seller shall have the right, but not the obligation, to deliver to Purchaser on or before the Defect Claim Date, with respect to each Title Benefit, a notice (a “Title Benefit Notice”) including (i) a description of the Title Benefit and the supporting documents reasonably necessary for Purchaser (as well as any title attorney or examiner hired by Purchaser) to verify the existence of the Title Benefit(s), (ii) the Wells and Future Locations (limited to the depths shown on Exhibit B-1 and B-2) in Exhibit B-1 and B-2 affected, (iii) the Allocated Values of the Wells and Future Locations (limited to the depths shown on Exhibit B-1 and B-2) in Exhibit B-1 and B-2 subject to such Title Benefit and (iv) the amount by which Seller reasonably believes the Allocated Value of the Wells and Future Locations (limited to the depths shown on Exhibit B-1 and B-2) is increased by the Title Benefit, and the computations and information upon which Seller’s belief is based. Seller shall be deemed to have waived all Title Benefits of which Seller has not given notice to Purchaser on or before the Defect Claim Date.

(c)                                  With respect to any Title Defects of which it has been advised in writing by Purchaser, unless the Parties otherwise agree, Seller shall have the right, but not the obligation, to attempt, at Seller’s sole cost, to cure or remove Title Defects at any time prior to Closing (the “Cure Period”).

(d)                                 Remedies for Title Defects.

In the event that any Title Defect is not waived by Purchaser or cured on or before Closing, Purchaser and Seller shall mutually elect to have one of the following remedies apply:

(i)             subject to the Individual Title Threshold and the Aggregate Defect Deductible, have the Purchase Price reduced by an amount agreed upon by Purchaser and

Seller or as determined pursuant to Section 3.4(g) or Section 3.4(i) as being the value of such Title Defect(“Title Defect Amount”), taking into consideration the Allocated Value of the Property subject to such Title Defect, the portion of the Property subject to such Title Defect and the legal effect of such Title Defect on the Property affected thereby; provided, however, that the methodology, terms and conditions of Section 3.4(g) shall control any such determination;

(ii)          have Seller retain, as an Excluded Asset,  the entirety of the Property that is subject to such Title Defect, together with all associated Assets, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Property; or

(iii)       have Seller retain the entirety of the Property that is subject to such Title Defect, together with all associated Assets, and notify Purchaser at Closing that it elects to attempt to cure such Title Defect within 90 days after Closing.  In such event, the Purchase Price shall be reduced at Closing by an amount equal to the Allocated Value of such retained Property. Any Property so held back from the initial Closing will be conveyed to Purchaser and the amount of the reduction in the Purchase Price paid to Seller at a delayed Closing within thirty (30) days following the date that the Title Defect is cured. If multiple delayed Closings are contemplated as a result of this provision and/or Section 7.7(c), the delayed Closings may be consolidated on dates mutually agreeable to the parties.  In the event that Seller is unable to cure the Title Defect within 90 days of the initial Closing, then neither Party shall have any further obligation to the other relating to such Property and such Property shall permanently constitute Excluded Assets.

In the event that Purchaser and Seller cannot mutually agree upon one of the foregoing remedies with respect to a Title Defect asserted by Purchaser pursuant to Section 3.4(a) prior to Closing, then Seller shall, at its sole election, select the remedy set forth in subsection (i), (ii) or (iii) above as the remedy for such Title Defect.

(e)                                  With respect to each Well and Future Location in Exhibit B-1 and B-2 affected by Title Benefits reported under Section 3.4(b), subject to the Individual Benefit Threshold and the Aggregate Benefit Deductible, the Purchase Price shall be increased by an amount (the “Title Benefit Amount”) equal to the increase in the Allocated Value for such Well and Future Location in Exhibit B-1 and B-2 caused by such Title Benefits, as determined pursuant to Section 3.4(h).

(f)                                   Section 3.4(d) shall be the exclusive right and remedy of Purchaser with respect to Title Defects asserted by Purchaser pursuant to Section 3.4(a).  Section 3.4(e) shall be the exclusive right and remedy of Seller with respect to Title Benefits asserted by Seller pursuant to Section 3.4(b).

(g)                                  The Title Defect Amount resulting from a Title Defect shall be the amount by which the Allocated Value of the Title Defect Property is reduced as a result of the existence of such Title Defect and shall be determined in accordance with the following methodology, terms and conditions:

(i)             if Purchaser and Seller agree on the Title Defect Amount, that amount shall be the Title Defect Amount;

(ii)          if the Title Defect is a lien, encumbrance or other charge which is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the Title Defect Property;

(iii)       if the Title Defect represents a discrepancy between (A) the Net Revenue Interest for any Title Defect Property and (B) the Net Revenue Interest stated on Exhibit B, then the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the Net Revenue Interest decrease attributable to such Title Defect and the denominator of which is the Net Revenue Interest stated on Exhibit B;

(iv)      if the Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to the Title Defect Property of a type not described in subsections (i), (ii) or (iii) above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Title Defect by Purchaser and Seller and such other factors as are necessary to make a proper evaluation; and

(v)         notwithstanding anything to the contrary in this Article 3, the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Title Defect Property shall not exceed the Allocated Value of the Title Defect Property.

(h)                                 The Title Benefit Amount for any Title Benefit shall be the product of the Allocated Value of the affected Well in Exhibit B multiplied by a fraction, the numerator of which is the Net Revenue Interest increase attributable to such Title Benefit and the denominator of which is the Net Revenue Interest stated on Exhibit B.

(i)                                     Seller and Purchaser shall attempt in good faith to agree on all Title Defect Amounts and Title Benefit Amounts prior to Closing. If Seller and Purchaser are unable to agree by Closing, the Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved pursuant to this Section 3.4(i). There shall be a single arbitrator, who shall be a title attorney with at least ten (10) years’ experience in oil and gas titles involving properties in the regional area in which the Properties are located, as selected by mutual agreement of Purchaser and Seller within fifteen (15) Business Days after the end of the Cure Period (the “Title Expert”). The Title Expert’s determination shall be made within fifteen (15) Business Days after submission of the matters in dispute and shall be final and binding upon both Parties, without right of appeal. In making his determination, the Title Expert shall be bound by the rules set forth in Section 3.4(g) and Section 3.4(h) and may consider such other matters as in the opinion of the Title Expert are necessary or helpful to make a proper determination. The Title Expert may allow the Parties to make written submissions of their positions in the manner and to the extent the Title Expert deems appropriate, and the Title Expert may call on the Parties to submit such other materials as the Title Expert deems helpful and appropriate to resolution of the dispute.  Additionally, the Title Expert may consult with and engage disinterested third parties to advise the arbitrator, including without limitation petroleum engineers. The Title Expert shall act as an expert for the limited purpose of determining the specific disputed Title Defect Amounts and Title Benefit Amounts submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Each Party shall bear one-half of the costs and expenses of the Title Expert, including any costs incurred by the Title Expert that are attributable to such third party consultation. Within ten (10) days after the Title Expert delivers written notice to Purchaser and Seller of his award with respect to a Title Defect Amount or a Title Benefit Amount, (i) Purchaser shall pay to Seller the amount, if any, so awarded by the Title Expert to Seller, and (ii) Seller shall pay to Purchaser the amount, if any, so awarded by the Title Expert to Purchaser.

(j)                                    Notwithstanding anything to the contrary, (i) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any individual uncured Title Defect for which the Title Defect Amount therefor does not exceed $25,000 (“Individual Title Threshold”); and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for uncured Title Defects unless the aggregate Title Defect Amounts attributable to all uncured Title Defects, taken together with the aggregate Environmental Defect Amounts attributable to all uncured Environmental Defects, exceeds a deductible in an amount equal to two percent (2%) of the Purchase Price (“Aggregate Defect Deductible”), after which point adjustments to the Purchase Price or other remedies shall be made or available to Purchaser only with respect to uncured Title Defects and uncured Environmental Defects where the aggregate Title Defect Amounts and Environmental Defect Amounts attributable are in excess of such Aggregate Defect Deductible. Notwithstanding anything to the contrary, (i) in no event shall there be any adjustments to the Purchase Price for any individual Title Benefit for which the Title Benefit Amount does not exceed $25,000 (“Individual Benefit Threshold”); and (ii) in no event shall there be any adjustments to the Purchase Price for any Title Benefit unless the aggregate Title Benefit Amounts attributable to all such Title Benefits, exceeds a deductible in an amount equal to two percent (2%) of the Purchase Price (“Aggregate Benefit Deductible”), after which point adjustments to the Purchase Price shall be made only with respect to such Title Benefit Amounts in excess of such Aggregate Benefit Deductible.

Section 3.5.                                Casualty or Condemnation Loss.

(a)                                 From and after the Effective Time, but subject to the provisions of Section 3.5(b) and (c) below, Purchaser shall assume all risk of loss with respect to and any change in the condition of the Assets and for production of Hydrocarbons through normal depletion (including but not limited to the watering out of any Well, collapsed casing or sand infiltration of any Well) and the depreciation of personal property due to ordinary wear and tear with respect to the Assets.

(b)                                 If, after the date of this Agreement but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty or is taken in condemnation or under right of eminent domain, and the loss as a result of such individual casualty or taking, taken together with all other casualty losses and takings, is less than $25,000, the transactions evidenced by this Agreement shall nevertheless be consummated and Seller shall elect by written notice to Purchaser prior to Closing either (i) to cause the Assets affected by any casualty or taking to be repaired or restored to at least its condition prior to such casualty, at Seller’s sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date)  or (ii) to treat such casualty or taking as a Title Defect with respect to the affected Property or Properties under Section 3.4.  In each case, Seller shall retain all rights to insurance and other claims against third parties with respect to the casualty or taking except to the extent the parties otherwise agree in writing.

(c)                                  If, after the date of this Agreement but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty or is taken in condemnation or under right of eminent domain, and the loss to the Assets as a result of such individual casualty or taking, taken together with all other casualty losses and takings, is $25,000 or more, the transaction evidenced by this Agreement shall nevertheless be consummated and Seller shall, at Closing, pay to Purchaser all sums paid to Seller by third parties by reason of such casualty or taking and shall assign, transfer and set over to Purchaser all of Seller’s right, title and interest (if any) in insurance claims, unpaid awards, and other rights against third parties (other than Affiliates of Seller and its and their directors, officers, employees and agents) arising out of the casualty or taking.

Section 3.6.                                Limitations on Applicability.

The right of Purchaser to assert a Title Defect under this Agreement and Seller’s right to assert a Title Benefit under this Agreement shall terminate as of the Defect Claim Date, provided there shall be no termination of Purchaser’s or Seller’s rights under Section 3.4 with respect to any bona fide Title Defect properly reported in a Title Defect Notice or bona fide Title Benefit properly reported in a Title Benefit Notice on or before the Defect Claim Date.

Section 3.7.                                Government Approvals Respecting Assets.

(a)                                 Purchaser shall, within thirty (30) days after Closing and at Purchaser’s own expense, file for approval with the applicable Governmental Bodies all assignment documents and other state and federal transfer documents required to effectuate the transfer of the Assets. Purchaser further agrees, promptly after Closing, to take all other actions reasonably required of it by federal or state agencies having jurisdiction to obtain all requisite regulatory approvals with respect to this transaction, and to use its commercially reasonable efforts to obtain the approval by such federal or state agencies, as applicable, of Seller’s assignment documents requiring federal or state approval in order for Purchaser to be recognized by the federal or state agencies as the owner of the Assets. Purchaser shall provide Seller with approved copies of the assignment documents and other state and federal transfer documents, as soon as they are available.

(b)                                 Until all of the governmental approvals provided for in Section 3.7(a) have been obtained, the following shall occur with respect to the affected portion of the Assets:

(i)             Seller shall continue to hold record title to the affected Leases and other affected portion of the Assets as nominee for Purchaser;

(ii)          Purchaser shall be responsible for all Assumed Seller Obligations with respect to the affected Leases and other affected portion of the Assets as if Purchaser was the record owner of such Leases and other portion of the Assets as of the Effective Time; and

(iii)       Seller shall act as Purchaser’s nominee but shall be authorized to act only upon and in accordance with Purchaser’s written instructions, and Seller shall have no authority, responsibility or discretion to bind Purchaser or perform any tasks or functions with respect to the affected Leases and other affected portion of the Assets other than those which are purely administrative or ministerial in nature, unless otherwise specifically requested and authorized by Purchaser in writing.

ARTICLE IV
ENVIRONMENTAL MATTERS

Section 4.1.                                Assessment.

From and after the date of execution of this Agreement until the Closing Date, Seller shall afford to Purchaser and its officers, employees, agents and authorized representatives reasonable access to the  Assets and the Records in accordance with and to the extent required under Section 7.1. During such period, Seller shall also make available to Purchaser, upon reasonable notice during normal business hours, Seller’s personnel knowledgeable with respect to the Assets in order that Purchaser may make such diligent investigation as Purchaser considers desirable. Seller shall use commercially reasonable efforts to obtain permission from the operator for Purchaser to conduct inspections of the Assets but, provided Seller has exercised such commercially reasonable efforts, Seller shall have no liability to Purchaser for failure to obtain any such operator’s permission; provided, however, if Purchaser is prevented from conducting any Assessment with respect to any Asset due to the failure of any operator to permit such Assessment then Purchaser may, in its sole discretion, elect to exclude such Asset, in which case such Asset shall be deemed to constitute an “Excluded Asset” for all purposes and the Purchase Price shall be reduced by the Allocated Value of such excluded Assets.  Upon reasonable notice to Seller, Purchaser shall have the right to conduct an environmental assessment of all or any portion of the Properties (the “Assessment”), to be conducted by a reputable environmental consulting or engineering firm approved in advance in writing by Seller (such approval not to be unreasonably withheld), but only to the extent that Seller may grant such right without violating any obligations to any third party (provided that Seller shall use its commercially reasonable efforts to obtain any necessary third party consents to any Assessment to be conducted by Purchaser). The Assessment shall be conducted at the sole cost and expense of Purchaser, and shall be subject to the indemnity provisions of Section 4.4. Prior to conducting any sampling, boring, drilling or other invasive investigative activity with respect to the Properties (“Invasive Activity”), Purchaser shall furnish for Seller’s review a proposed scope of such Invasive Activity, including a description of the activities to be conducted and a description of the approximate locations of such activities. If any of the proposed activities may unreasonably interfere with normal operation of the Properties, Seller may require an appropriate modification of the proposed Invasive Activity. Seller shall have the right to be present during any Assessment of the Properties and shall have the right, at its option and expense, to split samples with Purchaser. After completing any Assessment of the Properties, Purchaser shall, at its sole cost and expense, restore the Properties to the condition which existed immediately prior to the commencement of such Assessment, unless Seller requests otherwise, and Purchaser shall promptly dispose of all drill cuttings, corings, or other investigative-derived wastes generated in the course of the Assessment. Purchaser shall maintain, and shall cause its officers, employees, representatives, consultants and advisors to maintain, all information obtained by Purchaser pursuant to any Assessment or other due diligence activity as strictly confidential until the Closing occurs, unless disclosure of any facts discovered through such Assessment is required under any Laws. Purchaser shall provide Seller with a copy of the final version of all environmental reports prepared by, or on behalf of, Purchaser with respect to any Assessment or Invasive Activity conducted on the Properties. In the event that any necessary disclosures under applicable Laws are required with respect to matters discovered by any Assessment conducted by, for or on behalf of Purchaser, (a) prior to Closing and to the extent related to any Excluded Assets, Purchaser agrees that Seller shall be the responsible party for disclosing such matters to the appropriate Governmental Bodies and (b) from and after Closing and to the extent related to the Assets, Purchaser agrees that Seller shall may be the responsible party for disclosing such matters to the appropriate Governmental Bodies; provided that in either case of

(a) or (b), any Party or its Affiliate may promptly make any such required disclosure such Party or its Affiliates are legally obligated to make such disclosure and such Person shall have the right to fully comply with such legal obligation.

Section 4.2.                                NORM, Wastes and Other Substances.

Purchaser acknowledges that the Assets have been used for the exploration, development, and production of Hydrocarbons and that there may be petroleum, produced water, wastes, or other substances or materials located in, on or under the Properties or associated with the Assets. Equipment and sites included in the Assets may contain Hazardous Materials, including NORM. NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms. The wells, materials, and equipment located on the Properties or included in the Assets may contain Hazardous Materials, including NORM. Hazardous Materials, including NORM, may have come in contact with various environmental media, including without limitation, water, soils or sediment. Special procedures may be required for the assessment, remediation, removal, transportation, or disposal of environmental media and Hazardous Materials, including NORM, from the Assets Notwithstanding anything herein to the contrary, nothing in this Section 4.2 shall limit, restrict or reduce the right of Purchaser to assert any Environmental Liabilities, Release of Hazardous Material, condition or matter described herein as an Environmental Defect under Article 4.3.

Section 4.3.                                Environmental Defects.

If Purchaser determines that with respect to the Assets, there exists as of the Effective Time (i) the failure of the ownership and operation of the Assets to be in compliance with applicable Environmental Laws or (ii) any Release of Hazardous Substances resulting from Hydrocarbon activities that has occurred or is occurring at, on, in or under any Asset that is required to be remediated, monitored, investigated, cured or any other action required under applicable Environmental Laws or (iii) any Environmental Liabilities (in each case of the foregoing, an “Environmental Defect”), then on or prior to the Defect Claim Date, Purchaser may notify Seller in writing of such Environmental Defect (an “Environmental Defect Notice”). EXCEPT WITH RESPECT TO ANY BREACHES OF SECTION 5.21, FOR ALL PURPOSES OF THIS AGREEMENT, PURCHASER SHALL BE DEEMED TO HAVE WAIVED ANY ENVIRONMENTAL DEFECT WHICH PURCHASER FAILS TO ASSERT AS AN ENVIRONMENTAL DEFECT BY AN ENVIRONMENTAL DEFECT NOTICE RECEIVED BY SELLER ON OR BEFORE THE ENVIRONMENTAL CLAIM DATE. To be effective, each such notice shall set forth (i) a description of the matter constituting the alleged Environmental Defect, (ii) the Wells and associated Assets affected by the Environmental Defect, (iii) the estimated liquidated Environmental Liabilities (based on the Lowest Cost Response in the case of remediation) arising out of or attributable to such Environmental Defect in question (the “Environmental Defect Amount”), and (iv) supporting documents reasonably necessary for Seller to identify the existence of the alleged Environmental Defect and the Environmental Defect Amount. Seller shall have the right, but not the obligation, to cure any Environmental Defect before Closing at the sole cost and expense of Seller. If Seller disagrees with any of Purchaser’s assertions with respect to the existence of an Environmental Defect or the Environmental Defect Amount, Purchaser and Seller will attempt to resolve the dispute prior to Closing. If the dispute cannot be resolved within ten (10) days of the first meeting of Purchaser and Seller, either Party may submit the dispute to Carr and Associates (the “Independent Expert”). The Independent Expert may elect to conduct the dispute resolution proceeding by written submissions from Purchaser and Seller with exhibits, including interrogatories, supplemented with appearances by Purchaser and Seller, if necessary, as the Independent Expert may deem necessary. After the Parties and Independent Expert have had the opportunity to review all such submissions, the Independent Expert shall call for a final, written offer of resolution from each Party. The Independent Expert shall render its decision within fifteen (15) Business Days of receiving such offers by selecting one or the other of the offers, or by crafting a decision that represents a resolution between the two offers. The Independent Expert may not award damages, interest or penalties to either Party with respect to any matter. The decision of the Independent Expert shall be final and binding upon both Parties, without right of appeal. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case to the Independent Expert. Each Party shall bear one-half of the costs and expenses of the Independent Expert. The Parties shall adjust the Purchase Price to reflect the Environmental Defect Amounts, as agreed by the Parties or as determined by the Independent Expert, for all uncured Environmental Defects; provided, that notwithstanding anything to the contrary, (a) in no event shall there be any adjustments to the Purchase Price for any individual uncured Environmental Defect for which the Environmental Defect Amount therefor does not exceed $25,000 (“Individual Environmental Threshold”); and (b) in no event shall there be any adjustments to the Purchase Price for any uncured Environmental Defect unless the aggregate Environmental Defect Amount attributable to all such Environmental Defects, taken together with the aggregate Title Defect Amounts attributable to all uncured Title Defects, exceeds the Aggregate Defect Deductible, after which point Purchaser shall be entitled to adjustments to the Purchase Price or other remedies only with respect to uncured Title Defects and uncured Environmental Defects where the aggregate Title Defect Amounts and Environmental Defect Amounts attributable thereto are in excess of such Aggregate Defect Deductible. To the extent the Independent Expert fails to determine any disputed Environmental Defect Amounts prior to Closing, then, within ten (10) days after the Independent Expert delivers written notice to Purchaser and Seller of his award with respect to an Environmental Defect Amount, Seller shall pay to Purchaser the amount, if any, so awarded by the Independent Expert to Purchaser and Purchaser shall pay to Seller the amount, if any, so awarded by the Independent Expert to Purchaser. Notwithstanding the foregoing, Seller may at its sole discretion elect at any time prior to Closing to retain any Asset subject to an Environmental Defect and in such event the Purchase Price shall be reduced by the Allocated Value of such Asset and such Asset shall become an Excluded Asset.

Section 4.4.                                Inspection Indemnity.

PURCHASER HEREBY AGREES TO DEFEND, INDEMNIFY, RELEASE, PROTECT, SAVE AND HOLD HARMLESS THE SELLER INDEMNIFIED PERSONS FROM AND AGAINST ANY AND ALL CLAIMS ARISING OUT OF OR RELATING TO ANY DUE DILIGENCE ACTIVITY CONDUCTED BY PURCHASER OR ITS AGENTS, WHETHER BEFORE OR AFTER THE EXECUTION OF THIS AGREEMENT, REGARDLESS OF FAULT, EXCEPTING ONLY (a) CLAIMS RESULTING FROM OR ATTRIBUTABLE TO THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF A MEMBER OF THE SELLER INDEMNIFIED PERSONS AND (b) CLAIMS THAT WERE (i) EXISTING PRIOR TO SUCH INSPECTIONS OR (ii) DISCOVERED BY (BUT NOT CAUSED IN CONNECTION WITH) THE ACCESS OR INSPECTION OF ANY PURCHASER INDEMNIFIED PERSON.  The indemnity obligation set forth in this Section 4.4 shall survive the Closing or termination of this Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER

Section 5.1.                                Generally.

(a)                                 Any representation or warranty qualified “to the knowledge of Seller” or “to Seller’s knowledge” or with any similar knowledge qualification is limited to matters within the Actual Knowledge of the officers and employees of Seller who have direct responsibility for the Assets and who have the titles specified on Schedule 5.1.  “Actual Knowledge” for purposes of this Agreement means information actually personally known by the individuals who have the titles specified on Schedule 5.1. without any duty by such individuals to make any investigation or inquiry.

(b)                                 Inclusion of a matter on a Schedule to a representation or warranty which addresses matters possibly having a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect. Likewise, the inclusion of a matter on a Schedule in relation to a representation or warranty shall not be deemed an indication that such matter necessarily would, or may, breach such representation or warranty absent its inclusion on such Schedule. Matters may be disclosed on a Schedule or Exhibit to this Agreement for purposes of information only.

(c)                                  Subject to the foregoing provisions of this Section 5.1, the disclaimers and waivers contained in Section 11.9 and the other terms and conditions of this Agreement, each

Seller, severally and not jointly, represents and warrants to Purchaser the matters set out in the remainder of this Article 5.

Section 5.2.                                Existence and Qualification.

Seller is a limited partnership duly formed, validly existing and in good standing as a limited partnership under the Laws of the State of Delaware and is duly qualified to do business and, where required by Law, is in good standing as a foreign limited partnership in each jurisdiction where the Assets are located.

Section 5.3.                                Power.

Seller has the limited partnership power to enter into and perform this Agreement and consummate the transactions contemplated by this Agreement and to perform its obligations hereunder.

Section 5.4.                                Authorization and Enforceability.

The execution, delivery and performance of this Agreement, and the performance of the transactions contemplated hereby, have been duly and validly authorized and approved by all necessary limited partnership action on the part of Seller. This Agreement has been duly executed and delivered by Seller (and all documents required hereunder to be executed and delivered by Seller at Closing will be duly executed and delivered by Seller) and this Agreement constitutes, and at the Closing such documents will constitute, the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

Section 5.5.                                No Conflicts.

Subject to compliance with the Preference Rights and Transfer Requirements set forth in Schedule 5.13, the execution, delivery and performance of this Agreement by Seller, and the transactions contemplated by this Agreement will not (i) violate any provision of the certificate of limited partnership or partnership agreement or other governing documents of Seller, (ii) result in the breach or violation or constitute a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or agreement to which Seller is a party or which affect the Assets, (iii) violate any judgment, order, ruling, or decree applicable to Seller as a party in interest or which affect or are binding on the Assets, (iv) violate any Laws applicable to Seller or any of the Assets, except for (a) rights to consent by, required notices to, filings with, approval or authorizations of, or other actions by any Governmental Body where the same are not required prior to the assignment of the related Asset or they are customarily obtained subsequent to the sale or conveyance thereof and (b) any matters described in clauses  (iii) or (iv) above which would not have a Material Adverse Effect.

Section 5.6.                                Liability for Brokers’ Fees.

Purchaser shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller or its Affiliates, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation to any Person in connection with the negotiation, execution, delivery or consummation of the transactions contemplated under this Agreement or any agreement or transaction contemplated hereby.

Section 5.7.                                Litigation.

With respect to the Assets and Seller’s or any of its Affiliates’ ownership, operation, development, maintenance, or use of any of the Assets, (i)  except as set forth in Schedule 5.7(a), no proceeding, arbitration, action, suit, pending settlement, or other legal proceeding of any kind or nature before or by any Governmental Body (each, a “Proceeding,” and collectively “Proceedings”) to which Seller or any of its Affiliates is a party and which relates to the Assets is pending or, to Seller’s knowledge, threatened against Seller or any of its Affiliates and (ii)  except as set forth in Schedule 5.7(b), to Seller’s knowledge, no Proceeding or investigation to which Seller is not a party which relates to the Assets is pending or threatened.

Section 5.8.                                Taxes and Assessments.

There are not currently in effect any extensions or waivers of any statute of limitations of any jurisdiction regarding the assessment or collection of any Taxes related to the Assets.  There are no Proceedings against the Assets or Seller by any Governmental Body in respect of Taxes.  There are no Tax liens on any of the Assets except for liens for Taxes not yet due.  To Seller’s knowledge, Seller has timely filed all tax returns required to be filed by it with the appropriate Governmental Bodies, and all Taxes shown to be due on such tax returns have been paid.  Seller has complied in all material respects with all applicable Laws relating to the payment, withholding and deduction of Taxes and has fully and timely withheld and paid over to the appropriate Governmental Bodies all amounts required to be so withheld and paid over for all periods under all applicable Laws. None of the Assets is an equity interest in any entity, and none of the Assets is characterized as a partnership for U.S. federal and applicable state income tax purposes.

Section 5.9.                                Compliance with Laws.

Except as disclosed on Schedule 5.9, to Seller’s knowledge, the Assets are, and the ownership, operation, development, maintenance, and use of any of the Assets are, in material compliance with the provisions and requirements of all Laws of all Governmental Bodies having jurisdiction with respect to the Assets, or the ownership, operation, development, maintenance, or use of any of the Assets. Notwithstanding the foregoing, Seller makes no representation or warranty, express or implied, under this Section 5.9 relating to any Environmental Liabilities or Environmental Law.

Section 5.10.                         Contracts.

To Seller’s knowledge, (a) all Material Contracts are listed in Schedule 5.10,  (b) the Material Contracts are valid and binding, in full force and effect and enforceable against the Parties thereto in accordance with their respective terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, moratorium and similar Laws affecting creditors’ rights generally and the application of general principles of equity (regardless of whether that enforceability is considered in a proceeding at law or in equity),  (c) Seller has performed all material obligations and is not in material breach or default under any Material Contract and (d)  no event has occurred, which after notice or lapse of time, or both, would constitute a material default by Seller, or any other party to any Material Contract.  Such Seller has not received nor given any unresolved written notice of termination or default with regards to any Material Contract.  There are no Hedges except the Transferred Hedges (but excluding any and all Subject Hedges excluded pursuant to Section 7.11) to which Seller or the Assets is bound that will be binding on Purchaser or the Assets after the Closing Date.  “Material Contracts” means any Contract (other than any joint operating agreement included within the Contracts): (i) that will be binding on Purchaser or the Assets after Closing and could reasonably be expected to result in aggregate payments by Seller of more than $100,000 during the current or any subsequent year (based solely on the terms thereof and without regard to any expected increase in volumes or revenues); (ii) that will be binding on Purchaser or the Assets after Closing and could reasonably be expected to result in aggregate revenues to Purchaser of more than $100,000 during the current or any subsequent year (based solely on the terms thereof and without regard to any expected increase in volumes or revenues); (iii) all Contracts to which Seller or its interests in the Assets are bound that contain or constitute existing area of mutual interest agreements and Contracts that include non-competition restrictions or other similar restrictions on doing business that will be binding on Purchaser or the Assets after Closing; (iv) any Contracts with Affiliates of Seller to which the Assets are subject or which will be binding on Purchaser or the Assets after the Closing;  or (v) any Contracts to which Seller or its interests in the Assets are bound for the purchase, sale or exchange of Hydrocarbons produced from or attributable to the Properties to which the Assets are subject or which will be binding on Purchaser or the Assets after the Closing that Purchaser will not be entitled to terminate at will (without penalty) on ninety (90) days’ notice or less.

Section 5.11.                         Payments for Hydrocarbon Production.

Except as set forth on Schedule 5.11,

(a)                                 to the knowledge of Seller, all Royalty Amounts with respect to the Assets that are due, have been paid, or if not paid, (i) are being contested in good faith in the normal course of business under Proceedings described in Schedule 5.7(a); or (ii) Seller is otherwise entitled to withhold payment while resolving questions of title, obtaining division orders, or resolving other matters in the ordinary course of business; and

(b)                                 Seller is not obligated under any contract or agreement for the sale of gas from the Assets with respect to any of the Assets to gather, deliver, process, or transport any gas without then or thereafter receiving full payment therefor.

Section 5.12.                         Governmental Authorizations.

To Seller’s knowledge, except as disclosed on Schedule 5.12, the applicable operators of the Assets has obtained and is maintaining in full force and effect, and the Assets include, all material federal, state and local governmental licenses, permits, franchises, orders, exemptions, variances, waivers, authorizations, certificates, consents, rights, privileges and applications therefor (the “Governmental Authorizations”) that are presently necessary or required for the ownership and operation of the Assets as currently owned and operated (excluding Governmental Authorizations required by Environmental Law). To Seller’s knowledge, except as disclosed in Schedule 5.7(a), Schedule 5.7(b) or Schedule 5.12, (i) the applicable operator of each Asset has operated such Assets in all material respects in accordance with the conditions and provisions of such Governmental Authorizations, and (ii) no written notices of material violation have been received by such operator and no Proceedings are pending or, to Seller’s knowledge, threatened in writing that might result in any material modification, revocation, termination or suspension of any such Governmental Authorizations or which would require any material corrective or remediation action by such applicable operator.

Section 5.13.                         Preference Rights and Transfer Requirements.

To the knowledge of Seller, Schedule 5.13 sets forth all Preference Rights and Transfer Requirements applicable to the Assets, including Preference Rights and Transfer Requirements contained in easements, rights-of-way or equipment leases included in the Assets. None of the other Assets, or any portion thereof, is subject to any Preference Right or Transfer Requirement which may be applicable to the transactions contemplated by this Agreement, except for Preference Rights and Transfer Requirements as are set forth on Schedule 5.13.

Section 5.14.                         Outstanding Capital Commitments.

As of the date hereof, there are no outstanding AFEs or other commitments to make capital expenditures which are binding on the Assets and which Seller reasonably anticipates will individually require expenditures by the owner of the Assets after the Effective Time in excess of $50,000 other than those shown on Schedule 5.14.

Section 5.15.                         Imbalances.

To Seller’s knowledge, Schedule 5.15 accurately sets forth all of Seller’s Imbalances arising with respect to the Assets.

Section 5.16.                         Condemnation; Regulatory Matters.

To Seller’s knowledge, there is no actual or threatened taking (whether permanent, temporary, whole or partial) of any part of the Properties by reason of condemnation or the threat of condemnation or eminent domain.  Seller (a) is not a “natural gas company” engaged in the transportation of natural gas in interstate commerce under the Natural Gas Act of 1938, as amended, and has not operated, or provided services, using any of the Assets in a manner that subjects it, any third party operator of the Assets or any future owner of the Assets to the jurisdiction of, or regulation by, the Federal Energy Regulatory Commission (i) as a natural gas company under the Natural Gas Act of 1938 (other than pursuant to a certificate of limited jurisdiction as described below), or (ii) as a common carrier pipeline under the Interstate Commerce Act, (b) does not hold any general or limited jurisdiction certificate of public convenience and necessity issued by the Federal Energy Regulatory Commission other than a blanket sale for resale certificate issued by operation of applicable Law or a blanket certificate issued to permit participation in capacity release transactions, (c) is not a gas utility or common carrier subject to the jurisdiction of any Governmental Body or (d) has not acquired any Assets through the use or threatened use of eminent domain or condemnation.

Section 5.17.                         Bankruptcy.

There are no bankruptcy, reorganization, or receivership proceedings pending against, or, to Seller’s knowledge, being contemplated by or threatened against Seller or the Assets.

Section 5.18.                         Expenses.

All expenses and costs attributable to the Assets accruing prior to the Effective Time for which Seller shall have received an invoice at least 30 days prior to Closing have been paid or will be paid by Seller prior to the Closing Date.

Section 5.19.                         Necessary Properties.

The (A) operator of the Assets has all real property, personal property, contracts and agreement, fixtures, improvements and other facilities that are reasonably necessary for the operation and production of the Properties (collectively, the “Necessary Properties”) as the Assets are operated and produced as of the Effective Time and (B) Necessary Properties are in a state of repair so as to be adequate for normal operations in accordance with good industry practice and are adequate to materially comply with the requirements of all applicable Laws, contracts and agreements; provided, however, to the extent any Necessary Properties do not constitute Seller Operated Assets, the representations of Seller set forth in this sentence shall be limited to Seller’s knowledge.

Section 5.20.                         Payouts.

Except as otherwise disclosed on Schedule 5.20, to Seller’s knowledge, Schedule 5.20 as of the date hereof, contains true and correct payout status information for the Properties that are in any way affected by a payout calculation, non-consent penalty, carry, promote or other similar arrangement, burden or benefit.

Section 5.21.                         Environmental.

Except as set forth on Schedule 5.21, to Seller’s knowledge, (a) the Assets are in material compliance with all applicable Environmental Laws, (b)          there has been no material Release of Hazardous Materials on the Assets which requires notification to any Governmental Authority or other Person or remediation under applicable Environmental Laws and (c) Seller has made available to Purchaser copies of all third party environmental audits, assessments and other similar reports and studies in the Seller’s or any of its Affiliates’ possession describing environmental conditions of the Assets.

Section 5.22.                         Wells.

To Seller’s knowledge, (a) each permanently abandoned Well on the Lands is plugged in compliance with applicable Law and there is no Well that Seller is currently obligated by applicable Law, Lease or contract to plug and abandon, (b) no Well is now subject to penalties on and/or has exceeded its allowable production, (c) proceeds from the producing Wells are being received by Seller in a timely manner and are not being held in suspense for any reason and (d) all of the Wells have been drilled and completed within the boundaries of the Lands or within the limits otherwise permitted by Contract, Leases and Laws. Schedule 5.22 sets forth a list of all Wells, whether producing or non-producing, located on the Land other than the Wells listed on Exhibit B-1. None of the Assets constitute Seller Operated Assets.

Section 5.23.                         Foreign Person.

Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

Section 5.24.                         Insurance.

On or prior to the date hereof, Seller has provided to Purchaser complete and accurate insurance certificates for all policies of insurance owned or held by or on behalf of the Seller covering or insuring the Assets and Seller’s ownership and operation thereof.

Section 5.25.                         Liens.

Except for the Wells and Future Locations that are covered by Article 3, the Assets are not encumbered by any mortgages, security interests, title retention contracts or other liens other than Permitted Encumbrances.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller the following:

Section 6.1.                                Existence and Qualification.

LRE is a limited partnership duly formed, validly existing and in good standing under the Laws of the state of its formation; and LRE is duly qualified to do business as a foreign limited partnership in every jurisdiction in which it is required to qualify in order to conduct its business, except where the failure to so qualify would not have a material adverse effect on LRE.  Opco is a limited liability company duly formed, validly existing and in good standing under the Laws of the state of its organization; and Opco is duly qualified to do business as a foreign limited liability company in every jurisdiction in which it is required to qualify in order to conduct its business, except where the failure to so qualify would not have a material adverse effect on Opco; and Opco is or will be as of Closing duly qualified to do business as a foreign limited liability company in the respective jurisdictions where the Assets are located.

Section 6.2.                                Power.

Purchaser has the power to enter into and perform this Agreement and consummate the transactions contemplated by this Agreement.

Section 6.3.                                Authorization and Enforceability.

The execution, delivery and performance of this Agreement, and the performance of the transaction contemplated hereby, have been duly and validly authorized by all necessary partnership action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser (and all documents required hereunder to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

Section 6.4.                                No Conflicts.

The execution, delivery and performance of this Agreement by Purchaser, and the transactions contemplated by this Agreement will not (i) violate any provision of the organizational documents of Purchaser, (ii) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or agreement to which Purchaser is a party, (iii) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest, or (iv) violate any Law applicable to Purchaser or any of its assets, or (v) require any filing with, notification of or consent, approval or authorization of any Governmental Body or authority, except for (a) rights to consent by, required notices to, filings with, approval or authorizations of, or other actions by any Governmental Body where the same are not required prior to the assignment of the related Asset and are customarily obtained subsequent to the sale or conveyance thereof and (b) any matters which would not impair materially Purchaser’s ability to perform its obligations under this Agreement.

Section 6.5.                                Liability for Brokers’ Fees.

Seller shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser or its Affiliates, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with the negotiation, execution, delivery or consummation of the transactions contemplated under this Agreement or any agreement or transaction contemplated hereby.

Section 6.6.                                Litigation.

There are no Proceedings pending, or to Purchaser’s knowledge, threatened in writing before any Governmental Body against Purchaser or any Affiliate of Purchaser which are reasonably likely to impair materially Purchaser’s ability to perform its obligations under this Agreement.

Section 6.7.                                Limitation and Independent Evaluation.

Except for the representations and warranties expressly made by Seller in Article 5 of this Agreement, or in the Conveyance or in any certificate furnished or to be furnished to Purchaser pursuant to this Agreement, Purchaser represents and acknowledges that (i) there are no representations or warranties, express, statutory or implied, as to the Assets or prospects thereof, and (ii) Purchaser has not relied upon any oral information provided by Seller. Without limiting the generality of the foregoing, except for Section 5.21, Purchaser represents and acknowledges that Seller has not made and will not make any representation or warranty regarding any matter or circumstance relating to Environmental Laws, Environmental Liabilities, the release of materials into the environment or protection of human health, safety, natural resources or the environment or any other environmental condition of the Assets. Purchaser further represents and acknowledges that it is knowledgeable of the oil and gas business and of the usual and customary practices of producers such as Seller, and that it has retained and taken advice concerning the Assets and transactions herein from advisors and consultants which are knowledgeable about the oil and gas business, and that is aware of the risks inherent in the oil and gas business.  Purchaser represents that it has relied solely on the representations, warranties and covenants of Seller set forth herein and in the instruments delivered by Seller on Closing, its own independent evaluation and due diligence investigation of the Assets, and its own independent evaluation of the business, economic, legal, tax, or other consequences of this transaction including its own estimate and appraisal of the extent and value of the oil, natural gas, and other reserves attributable to the Properties.

Section 6.8.                                SEC Disclosure.

Purchaser is acquiring the Assets for its own account for use in its trade or business, and not with a view toward or for sale associated with any distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act and applicable state securities Laws.

Section 6.9.                                Bankruptcy.

There are no bankruptcy, reorganization or receivership proceedings pending against, or, to the Actual knowledge of Purchaser, being contemplated by, or threatened against Purchaser.

Section 6.10.                         Qualification.

As of Closing, Purchaser will be qualified to own federal and state oil and gas leases in all jurisdictions where the Assets are located, and the consummation of the transactions contemplated in this Agreement will not cause Purchaser to be disqualified as such an owner of such federal and state oil and gas leases. To the extent required by the applicable Law, as of the Closing, Purchaser will have lease bonds, area-wide bonds or any other surety bonds as may be required by, and in accordance with, such state or federal regulations (or other requirements) governing the ownership of the Assets.

Section 6.11.                         Financing

Purchaser shall have at Closing sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the Purchase Price to Seller at Closing.

ARTICLE VII
COVENANTS OF THE PARTIES

Section 7.1.                                Access.

From the date of this Agreement until the Closing, Seller shall cooperate with Purchaser and provide Purchaser and its representatives, consultants and advisors, reasonable access to the Assets and access to the Records, but only to the extent that Seller may do so without violating any obligations to any third party and only to the extent that Seller has authority to grant such access without breaching any restriction legally binding on Seller. Purchaser shall conduct all such inspections and other information gathering described above only (i) (x) during regular business hours and (y) during any weekends and after hours requested by Purchaser that can be reasonably accommodated by Seller and the operator of the Asset, and (ii) in a manner which will not unduly interfere with the operator’s operation of the Assets.

Section 7.2.                                Government Reviews.

Seller and Purchaser shall in a timely manner (i) make all required filings, if any, with and prepare applications to and conduct negotiations with, each Governmental Body as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby and (ii) provide such information as each may reasonably request to make such filings, prepare such applications and conduct such negotiations. Each party shall cooperate with and use all commercially reasonable efforts to assist the other with respect to such filings, applications and negotiations.

Section 7.3.                                Notification of Breaches.

Until the Closing,

(a)                                 Purchaser (for purposes of this Agreement Purchaser’s knowledge shall be limited to the actual knowledge of the Conflicts Committee of the Board of Directors of LRE GP, LLC,

acting by and through its members, attorneys, independent engineers, and other representatives that are not employees of Seller or any of its Affiliates) shall notify Seller promptly after Purchaser obtains actual knowledge that any representation or warranty of Seller, as applicable, contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date, or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect.

(b)                                 Seller shall notify Purchaser promptly after Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date, or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in any material respect.

(c)                                  If any of Purchaser’s or Seller’s representations or warranties is untrue or shall become untrue in any material respect between the date of execution of this Agreement and the Closing Date, or if any of Purchaser’s or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing, then such breach shall be considered not to have occurred for all purposes of this Agreement.

(d)                                 There shall be no breach of the covenants in this Section as a result of a party’s failure to report a breach of any representation or warranty or a failure to perform or observe any covenant or agreement of which it had knowledge if the party subject to the breach or failure also had knowledge thereof prior to Closing.

Section 7.4.                                Letters-in-Lieu; Assignments; Operatorship; Suspense Funds.

(a)                                 Seller and Purchaser will execute on the Closing Date letters in lieu of division and transfer orders relating to the Assets, on forms prepared by Seller and reasonably satisfactory to Purchaser, to reflect the transaction contemplated hereby.

(b)                                 Seller will prepare and execute, and Purchaser will execute, on the Closing Date, all assignments necessary to convey to Purchaser all federal and state Leases in the form as prescribed by the applicable Governmental Body and otherwise acceptable to Purchaser and Seller.

(c)                                  To the extent there are any, at Closing, Seller shall transfer to Purchaser the net proceeds and receivables related to the Properties which are payable to third parties and are held in suspense by Seller on the Closing Date because of lack of identity or address of owners, title defects, changes of the ownership, or similar reasons.  After the Closing Date, Purchaser shall make commercially reasonable efforts to distribute all of the suspended funds to the parties lawfully entitled thereto, but only to the extent of the funds transferred to Purchaser pursuant to this Section 7.4.

Section 7.5.                                Public Announcements.

Until the Closing, neither Seller nor Purchaser shall make any press release or other public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the others; provided, however, the foregoing shall not restrict disclosures by Purchaser or Seller which are required by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates. At or after Closing, the content of any press release or public announcement first announcing the consummation of this transaction shall be subject to the prior review and reasonable approval of Seller and Purchaser; provided, however, the foregoing shall not restrict disclosures by Purchaser or Seller which are required by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates.

Section 7.6.                                Operation of Business.

Except as set forth on Schedule 7.6, until the Closing, Seller (i) will use commercially reasonable efforts to cause the operator of the Assets to operate the Assets and the business thereof as a reasonably prudent operator and consistent with past practices, (ii) will not, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, commit to any operation, or series of related operations thereon, reasonably anticipated to require future capital expenditures by Purchaser as owner of the Assets in excess of $100,000 for any one operation or $250,000 in the aggregate, or make any capital expenditures in respect of the Assets in excess of $100,000 for any one operation or $250,000 in the aggregate, or terminate, materially amend, execute or extend any Material Contracts affecting the Assets, (iii) will maintain insurance coverage on the Assets presently furnished by nonaffiliated third parties in the amounts and of the types presently in force, (iv) will use commercially reasonable efforts to maintain in full force and effect all, and will not terminate, materially amend, extend or surrender any rights under any Leases or Surface Contracts, (v)  will maintain all, and will not terminate or materially amend any,  permits or approvals issued by Governmental Bodies affecting or relating to the Assets to the extent such permits or approvals are issued to or in the name of Seller or any Affiliates of Seller, (vi) will not transfer, farmout, sell, hypothecate, encumber or otherwise dispose of any Assets, except for sales and dispositions of Hydrocarbon production in the ordinary course of business consistent with past practices, (vii) will not enter into any settlement or agreement with respect to Taxes with any Governmental Body, or make or change any election with respect to Taxes, relating to the Assets or enter into any settlement or agreement with respect to any Claims for which Purchaser will be responsible or liable after Closing as Assumed Seller Obligations and (viii) will not commit to do any of the foregoing. Purchaser’s approval of any action restricted by this Section 7.6 shall be considered granted within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s written notice) of Seller’s written notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary in writing during that period. In the event of an emergency, Seller may take such action as a prudent nonoperator would take and shall notify Purchaser of such action promptly thereafter.

Purchaser acknowledges that Seller owns an undivided interest in the Assets, and Purchaser agrees that the acts or omissions of the operator or the other working interest owners who are not affiliated with Seller shall not constitute a violation of the provisions of this Section 7.6 nor shall any action required by a vote of working interest owners constitute such a violation so long as Seller has voted its interest in a manner consistent with the provisions of this Section 7.6.

Section 7.7.                                Preference Rights and Transfer Requirements.

(a)                                 The transactions contemplated by this Agreement are expressly subject to all validly existing and applicable Preference Rights and Transfer Requirements. Within five (5) Business Days after the date hereof, Seller shall initiate all procedures which are reasonably required to comply with or obtain the waiver of all Preference Rights and Transfer Requirements set forth in Schedule 5.13 with respect to the transactions contemplated by this Agreement. Seller shall use its commercially reasonable efforts to obtain all applicable consents and to obtain waivers of applicable Preference Rights; provided, however, Seller shall not be obligated to pay any consideration to (or incur any cost or expense for the benefit of) the holder of any Preference Right or Transfer Requirement in order to obtain the waiver thereof or compliance therewith.

(b)                                 If the holder of a Preference Right elects prior to Closing to purchase the Asset subject to a Preference Right (a “Preference Property”) in accordance with the terms of such Preference Right, and Seller receives written notice of such election prior to the Closing, such Preference Property will be eliminated from the Assets and the Purchase Price shall be reduced by the Allocated Value of the Preference Property.

(c)                                  If

(i)                                                 a third party brings any suit, action or other proceeding prior to the Closing seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby in connection with a claim to enforce a Preference Right;

(ii)                                              an Asset is subject to a Transfer Requirement that provides that transfer of such Asset without compliance with such Transfer Requirement will result in termination or other material impairment of any rights in relation to such Asset or either Party will incur any material Liability, and such Transfer Requirement is not waived, complied with or otherwise satisfied prior to the Closing Date; or

(iii)                                           the holder of a Preference Right does not elect to purchase such Preference Property or waive such Preference Right with respect to the transactions contemplated by this Agreement prior to the Closing Date and the time in which the Preference Right may be exercised has not expired;

then, unless otherwise agreed by Seller and Purchaser, the Asset or portion thereof affected by such Preference Right or Transfer Requirement (a “Retained Asset”) shall be held back from the Assets to be transferred and conveyed to Purchaser at Closing and the Purchase Price to be paid at Closing shall be reduced by the Allocated Value of such Retained Asset pursuant to Section 7.7(b).  Any Retained Asset so held back at the initial Closing will be conveyed to Purchaser at a delayed Closing (which shall become the new Closing Date with respect to such Retained Asset), within ten (10) days following the date on which the suit, action or other proceeding, if any, referenced in clause (i) above is settled or a judgment is rendered (and no longer subject to appeal) permitting transfer of the Retained Asset to Purchaser pursuant to this Agreement and Seller obtains, complies with, obtains a waiver of or notice of election not to exercise or otherwise satisfies all remaining Preference Rights and Transfer Requirements with respect to such Retained Asset as contemplated by this Section 7.7(c) (or if multiple Assets are Retained Assets, on a date mutually agreed to by the Parties in order to consolidate, to the extent reasonably possible, the number of Closings). At the delayed Closing, Purchaser shall pay Seller a purchase price equal to the amount by which the Purchase Price was reduced on account of the holding back of such Retained Asset (as adjusted pursuant to Section 2.2 through the new Closing Date therefor); provided, however, if all such Preference Rights and Transfer Requirements with respect to any Retained Asset so held back at the initial Closing are not obtained, complied with, waived or otherwise satisfied as contemplated by this Section within one hundred eighty (180) days after the initial Closing has occurred with respect to any Asset, then such Retained Asset shall be eliminated from the Assets and shall become an Excluded Asset, unless Seller and Purchaser agree to proceed with a closing on such Retained Asset, in which case Purchaser shall be deemed to have waived any objection (and shall be obligated to indemnify the Seller Indemnified Persons for all Claims) with respect to non-compliance with such Preference Rights and Transfer Requirements with respect to such Retained Asset(s).

(d)                                 Purchaser acknowledges that Seller desires to sell all of the Assets to Purchaser and would not have entered into this Agreement but for Purchaser’s agreement to purchase all of the Assets as herein provided. Accordingly, it is expressly understood and agreed that Seller does not desire to sell any Property affected by a Preference Right to Purchaser unless the sale of all of the Assets is consummated by the Closing Date in accordance with the terms of this Agreement. In furtherance of the foregoing, Seller’s obligation hereunder to sell the Preference Properties to Purchaser is expressly conditioned upon the consummation by the Closing Date of the sale of all of the Assets (other than Retained Assets or other Assets excluded pursuant to the express provisions of this Agreement) in accordance with the terms of this Agreement, either by conveyance to Purchaser or conveyance pursuant to an applicable Preference Right; provided that, nothing herein is intended or shall operate to extend or apply any Preference Right to any portion of the Assets which is not otherwise burdened thereby. Time is of the essence with respect to the Parties’ agreement to consummate the sale of the Assets by the Closing Date (or by the delayed Closing Date pursuant to Section 7.7(c)).

Section 7.8.                                Tax Matters.

(a)                                 Subject to the provisions of Section 12.3, Seller shall be responsible for all Taxes related to the Assets (other than ad valorem, property, severance, Hydrocarbon production and similar Taxes based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons therefrom, which are addressed in Section 1.4) attributable to any period of time at or prior to the Closing Date, and Purchaser shall be responsible for all such Taxes related to the Assets attributable to any period of time after the Closing Date. Notwithstanding the foregoing, Seller shall handle payment to the appropriate Governmental Body of all Taxes with respect to the Assets which are required to be paid prior to Closing (and shall file all tax returns with respect to such Taxes). If requested by Purchaser, Seller will assist Purchaser with preparation of all ad valorem and property tax returns for periods ending on or before December 31, 2013 (including any extensions requested). Seller shall deliver to Purchaser within thirty (30) days of filing copies of all tax returns to be filed by Seller relating to the Assets and any supporting documentation to be provided by Seller to Governmental Bodies for Purchaser’s approval, which shall not be unreasonably withheld, excluding tax returns related to income tax, franchise tax, or other similar Taxes. Purchaser shall file all tax returns covering Taxes treated as Property Costs that are required to be filed after the Closing Date unless covered above. With respect to such tax returns covering a taxable period which includes the Effective Time, Purchaser shall provide a copy of such tax return to Seller within 30 days prior to filing for Seller’s approval, which shall not be unreasonably withheld.

(b)                                 Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of any tax returns and any audit, litigation or other Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other Proceeding and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each of Purchaser and Seller agrees (i) to retain all books and records with respect to Tax matters pertinent to the acquired assets relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Body, and (ii) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, each Party shall allow the other Party the option of taking possession of such books and records prior to their disposal. Purchaser and Seller further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Body or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated hereunder.

(c)                                  Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection of accommodating a 1031 exchange (as provided for under Section 1031 of the Code). Purchaser or Seller reserves the right, at or prior to Closing, to assign its rights under this Agreement with respect to all or a portion of the Purchase Price, and that portion of the Assets associated therewith (“1031 Assets”), to a “Qualified Intermediary” (as that term is defined in Section 1.1031(k)-1(g)(4)(v) of the Treasury Regulations) to accomplish this transaction, in whole or in part, in a manner that will comply with the requirements of a like-kind exchange (“Like-Kind Exchange”) pursuant to Section 1031 of the Code. If Purchaser so elects, Purchaser may assign its rights under this Agreement to the 1031 Assets to the Qualified Intermediary. Seller hereby (i) consents to Purchaser’s assignment of its rights in this Agreement with respect to the 1031 Assets, and (ii) if such an assignment is made, agrees to transfer all or a portion of the Assets into the qualified trust account at Closing as directed in writing by Purchaser. Purchaser and Seller each acknowledge and agree that a whole or partial assignment of this Agreement to a Qualified Intermediary shall not release the other Party from any of its respective promises, liabilities and obligations to the other Party or expand any promises, liabilities or obligations of such Party under this Agreement. Neither Party represents to the other that any particular tax treatment will be given to either Party as a result of the Like-Kind Exchange. Neither Party shall be obligated to pay any additional costs or incur any additional obligations in its sale of the Assets if such costs are the result of the other Party’s Like-Kind Exchange, and each Party shall defend, hold harmless and indemnify the other Party from and against all Claims (including reasonable attorneys’ fees, court costs and related expenses), if any, resulting from such a Like-Kind Exchange.

Section 7.9.                                Further Assurances.

After the Closing, Seller and Purchaser and their Affiliates shall execute, acknowledge and deliver all such further conveyances, transfer orders, division orders, notices assumptions, releases and acquittances, and such other instruments, and shall take such further actions as may be necessary or appropriate to assure fully to Purchaser or Seller (including their successors and assigns) as the case may be, that the transactions described in this Agreement shall be completed and that all of the Properties intended to be conveyed under the terms of this Agreement are so conveyed, including such Properties that are improperly described herein or inadvertently omitted from this Agreement and/or the Conveyance (including the Exhibits attached to each) and to assure fully that (a)

Purchaser has assumed the Assumed Seller Obligations and other Claims and intended to be assumed by Purchaser pursuant to this Agreement and (b) Seller has retained the Retained Obligations and other Claims intended to be retained by Seller pursuant to this Agreement.

Section 7.10.                         Asset Lien Releases.

On or prior to Closing, Seller shall, at is sole cost and expense, obtain and deliver to Purchaser the Asset Lien Releases.  Seller shall deliver all notices and take all other actions necessary to facilitate the execution and delivery of the Asset Lien Releases and after Closing the release of all Liens on the Assets securing any and all indebtedness for borrowed money of Seller or its Affiliates.

Section 7.11.                         Transferred Hedges.

(a)                                 To the extent permitted by the terms of each of the Transferred Hedges and subject to the terms of this Section 7.11, Seller shall novate to Purchaser the Transferred Hedges at Closing to be effective as of the Effective Time.

(b)                                 Seller and Purchaser shall use commercially reasonable efforts to enter into and cause Seller’s counterparty on the Transferred Hedges (each a “Counterparty”) to novate at Closing the Transferred Hedges from Seller to Purchaser with an ISDA Novation Agreement and Novation Confirmation letter in such form as shall be reasonably acceptable to each of Seller, Purchaser, Counterparty and each lender of Purchaser (each a “Novation Agreement”).

(c)                                  If the Closing occurs on or before April 1, 2013, and all or any portion of any Transferred Hedge is not able to be novated to Purchaser at the Closing because the Counterparty thereto will not consent to entering into the applicable Novation Agreement (any such Transferred Hedge, a “Subject Hedge”), then (i) such Subject Hedges (or portions thereof) shall be excluded from this transaction and shall become and constitute Excluded Assets, (ii) Purchaser, at Seller’s sole cost and expense, shall immediately purchase to be effective as of the Effective Time, replacement Hedges containing the same terms as each applicable Subject Hedge and (iii) the Purchase Price shall be reduced by an amount equal to all costs and expenses incurred by Seller in obtaining the replacement Hedges for each Subject Hedge.

(d)                                 If the Closing occurs after April 1, 2013, and all or any portion of any Transferred Hedge is not able to be novated to Purchaser at the Closing because the Counterparty thereto will not consent to entering into the applicable Novation Agreement, then (i) such Subject Hedges (or portions thereof) shall be excluded from this transaction and shall become and constitute Excluded Assets, (ii) Purchaser, at Seller’s sole cost and expense, shall immediately purchase to be effective as of the first month after the Closing Date, replacement Hedges containing the same terms as each applicable Subject Hedge (other than the effective date thereof), (iii) the Purchase Price shall be reduced by an amount equal to (A) all costs and expenses incurred by Seller in obtaining the replacement Hedges for each Subject Hedge, plus (B) any proceeds received by Seller under each Subject Hedge attributable to the period between the Effective Time and the effective date of the replacement Hedges obtained by Purchaser, and (iv) the Purchase Price shall be increased by an amount equal to any amounts paid by Seller under each Subject Hedge attributable to the period between the Effective Time and the effective date of the replacement Hedges obtained by Purchaser.

ARTICLE VIII
CONDITIONS TO CLOSING

Section 8.1.                                Conditions of Seller to Closing.

The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the satisfaction or waiver by Seller on or prior to Closing of each of the following conditions:

(a)                                 Each of the representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties of Purchaser that are qualified by materiality, which shall be true and correct in all respects) as of the Closing Date as though made on and as of the Closing Date, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects (other than those representations and warranties of Purchaser that are qualified by materiality, which shall be true and correct in all respects) as of such specified date;

(b)                                 Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c)                                  No Proceeding by a third party (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body and no order, writ, injunction or decree shall have been entered and be in effect by any court or any Governmental Body of competent jurisdiction, and no statute, rule, regulation or other requirement shall have been promulgated or enacted and be in effect, that on a temporary or permanent basis restrains, enjoins or invalidates the transactions contemplated hereby; provided, however, the Closing shall proceed notwithstanding any Proceedings seeking to restrain, enjoin or otherwise prohibit consummation of the transactions contemplated hereby brought by holders of Preference Rights seeking to enforce such rights with respect to the Assets, and the Assets subject to such Proceedings shall be treated in accordance with Section 7.7;

(d)                                 Purchaser shall have delivered (or be ready, willing and able to immediately deliver) to Seller duly executed counterparts of the Conveyance and all other documents and certificates to be delivered by Purchaser under Section 9.3 and shall have performed (or be ready, willing and able to immediately perform) the other obligations required to be performed by it under Section 9.3; and

(e)                                  The aggregate reduction in the Purchase Price resulting from Title Defects, Environmental Defects (including reductions attributable to Assets excluded pursuant to the last sentence of Section 4.3) and Retained Assets does not exceed twenty percent (20%) of the unadjusted Purchase Price.

Section 8.2.                                Conditions of Purchaser to Closing.

The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the satisfaction or waiver by Purchaser on or prior to Closing of each of the following conditions:

(a)                                 Each of the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties of Seller that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the Closing Date as though made on and as of the Closing Date, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects (other than those representations and warranties of Seller that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of such specified date;

(b)                                 Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c)                                  No Proceeding by a third party (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body and no order, writ, injunction or decree shall have been entered and be in effect by any court or any Governmental Body of competent jurisdiction, and no statute, rule, regulation or other requirement shall have been promulgated or enacted and be in effect, that on a temporary or permanent basis restrains, enjoins or invalidates the transactions contemplated hereby; provided, however, the Closing shall proceed notwithstanding any Proceedings seeking to restrain, enjoin or otherwise prohibit consummation of the transactions contemplated hereby brought by holders of Preference Rights seeking to enforce such rights with respect to the Assets, and the Assets subject to such Proceedings shall be treated in accordance with Section 7.7;

(d)                                 Seller shall have delivered (or be ready, willing and able to immediately deliver) to Purchaser duly executed counterparts of the Conveyance and all other documents and certificates to be delivered by Seller under Section 9.2; and

(e)                                  The aggregate reduction in the Purchase Price resulting from Title Defects, Environmental Defects (including reductions attributable to Assets excluded pursuant to the last sentence of Section 4.3) and Retained Assets does not exceed twenty percent (20%) of the unadjusted Purchase Price; and

ARTICLE IX
CLOSING

Section 9.1.                                Time and Place of Closing.

(a)                                 Unless this Agreement shall have been terminated pursuant to Article 10, and subject to the satisfaction or waiver of the conditions set forth in Article 8 (other than conditions the fulfillment of which by their nature is to occur at the completion of the transactions contemplated by this Agreement (the “Closing”)), the Closing shall take place at 10:00 a.m., local time, on April 1, 2013, at the offices of Seller, 1111 Bagby, Suite 4600, Houston, Texas, 77002 unless another date, time or place is mutually agreed to in writing by Purchaser and Seller.

(b)                                 The date on which the Closing occurs is herein referred to as the “Closing Date.”

(c)                                  To avoid multiple state law conveyances of the Assets transferred at Closing in accordance herewith, each Party entitled to receive such Assets agrees that the Seller is instructed to, and Seller agrees to, convey legal title to such assets, properties and interests directly to Opco in a single state law conveyance.

Section 9.2.                                Obligations of Seller at Closing.

At the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall deliver or cause to be delivered to Purchaser, or perform or cause to be performed, the following:

(a)                                 the Conveyance, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Seller;

(b)                                 letters-in-lieu of transfer orders covering the Assets, duly executed by Seller;

(c)                                  a certificate duly executed by an authorized corporate officer of Seller, dated as of Closing, certifying on behalf of Seller that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been fulfilled;

(d)                                 a properly completed and duly executed certificate of Seller’s non-foreign status that complies with the requirements of Code Section 1445 and the Treasury Regulations promulgated thereunder;

(e)                                  originals of the Asset Lien Releases, fully executed and notarized and in such number of original counterparts as reasonably requested by Seller to record all such instruments in all applicable jurisdictions; and

(f)                                   such other agreements, instruments and documents which are reasonably required or requested by any Party to be executed and delivered by Seller to consummate the conveyance and transfer of the Assets and the other transactions contemplated hereunder.

Section 9.3.                                Obligations of Purchaser at Closing.

At the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser shall deliver or cause to be delivered to Seller, or perform or caused to be performed, the following:

(a)                                 a wire transfer in an amount equal to the Closing Payment, in same-day funds;

(b)                                 the Conveyance, duly executed by Opco in such number of original counterparts as Purchaser may reasonably request;

(c)                                  letters-in-lieu of transfer orders covering the Assets, duly executed by Opco;

(d)                                 a certificate by an authorized corporate officer of Purchaser, dated as of Closing, certifying on behalf of Purchaser that the conditions set forth in Section 8.1(a) and Section 8.1(b) have been fulfilled; and

(e)                                  such other agreements, instruments and documents which are reasonably required or requested by any Party to be executed and delivered by Purchaser to consummate the conveyance and transfer of the Assets and the other transactions contemplated hereunder

Section 9.4.                                Closing Adjustments.

(a)                                 Not later than two (2) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser, based upon the best information available to Seller, a preliminary settlement statement estimating the Adjusted Purchase Price after giving effect to all adjustments listed in Section 2.2. The estimate delivered in accordance with this Section 9.4(a) shall constitute the dollar amount to be paid by Purchaser to Seller at the Closing (the “Closing Payment”). Until one (1) Business Day before the Closing Date, Purchaser shall have the opportunity to review and discuss the preliminary settlement statement with Seller; provided, however, Seller shall not be required to make any change thereto to which Seller does not agree.

(b)                                 As soon as reasonably practicable after the Closing but not later than ninety (90) days following the Closing Date, Seller shall prepare and deliver to Purchaser a statement setting forth the final calculation of the Adjusted Purchase Price and showing the calculation of each adjustment, based, to the extent possible, on actual credits, charges, receipts and other items before and after the Effective Time and taking into account all adjustments provided for in this Agreement (the “Final Purchase Price”). Seller shall, at Purchaser’s request, supply reasonable documentation available to support any credit, charge, receipt or other item. Seller shall afford Purchaser and its representatives the opportunity to review such statement and the supporting schedules, analyses, workpapers, and other underlying records or documentation as are reasonably necessary and appropriate in Purchaser’s review of such statement. Each Party shall cooperate fully and promptly with the other and their respective representatives in such examination with respect to all reasonable requests related thereto. As soon as reasonably practicable but not later than the 30th day following receipt of Seller’s statement hereunder, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes be made to such statement. Seller and Purchaser shall undertake to agree on the final statement of the Final Purchase Price no later than one hundred fifty (150) days after the Closing Date (the “Final Settlement Date”). In the event that Seller and Purchaser cannot reach agreement by the

Final Settlement Date, either Party may refer the remaining matters in dispute to a nationally recognized independent accounting firm as may be mutually accepted by Purchaser and Seller, for review and final determination (the “Agreed Accounting Firm”).  Each Party shall summarize its position with regard to the remaining matters in dispute in a written document of twenty-five pages or less and submit such summaries to the Agreed Accounting Firm, together with any other documentation such Party may desire to submit. Within fifteen (15) Business Days after receiving the Parties’ respective submissions, the Agreed Accounting Firm shall render in writing a decision choosing either Seller’s position or Purchaser’s position or a position in between those (but in no event higher or lower than the amounts proposed in the post-Closing statements exchanged between the Parties, as described earlier in this subsection) based on the materials described above.  The Agreed Accounting Firm may not award damages or penalties to either Party.  Any decision rendered by the Agreed Accounting Firm pursuant hereto shall be final, conclusive and binding on Seller and Purchaser and will be enforceable against any of the Parties in any court of competent jurisdiction. The fees of the Agreed Accounting Firm shall be borne and paid one-half by Sellers and one-half by Purchaser.  Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case.  Within ten (10) Business Days after the date on which the Parties or the Agreed Accounting Firm, as applicable, finally determines the disputed matters, (x) Purchaser shall pay to Seller the amount by which the Final Purchase Price exceeds the Closing Payment or (y) Seller shall pay to Purchaser the amount by which the Closing Payment exceeds the Final Purchase Price, as applicable.

(c)                                  All payments made or to be made hereunder to Seller shall be by electronic transfer of immediately available funds to the account as may be specified by Seller in writing. All payments made or to be made hereunder to Purchaser shall be by electronic transfer of immediately available funds to a bank and account specified by Purchaser in writing to Seller.

ARTICLE X
TERMINATION

Section 10.1.                         Termination.

This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)                                 by mutual written consent of Seller and Purchaser;

(b)                                 by either Seller or Purchaser, if there shall be any Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or a Governmental Body shall have issued an order, decree, or ruling or taken any other action permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated hereby, and such order, decree, ruling, or other action shall have become final and non appealable;

(c)                                  by Seller, if (i) any of the representations and warranties of Purchaser contained in this Agreement shall not be true and correct in all material respects (provided that any such representation or warranty that is already qualified by a materiality standard or a material adverse effect qualification shall not be further qualified); or (ii) Purchaser shall have failed to fulfill in any material respect any of its obligations under this Agreement; or

(d)                                 by Purchaser, if (i) any of the representations and warranties of Seller contained in this Agreement shall not be true and correct in all material respects (provided that any such representation or warranty that is already qualified by a materiality or Material Adverse Effect qualification shall not be further qualified); or (ii) Seller shall have failed to fulfill in any material respect any of its obligations under this Agreement.

Section 10.2.                         Effect of Termination.

If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no further force or effect and the parties shall have no liability or obligation hereunder (except for the provisions of Section 4.4, Section 5.6, Section 6.5, Section 7.5, and Section 11.9 of this Agreement and this Article 10, the Section entitled “Definitions,” and Article 12 (other than Section 12.3, Section 12.5 or Section 12.6), all of which shall continue in full force and effect). Notwithstanding the foregoing, nothing contained in this Section 10.2 shall relieve any party from liability for Claims resulting from its breach of this Agreement.  If Seller terminates this Agreement (i) because Purchaser has failed to comply with any provision of Sections 8.1(a), 8.1(b) or 8.1(d) or (ii) as the result of any default or breach by Purchaser of Purchaser’s obligations hereunder, then Seller’s sole and exclusive remedy against Purchaser for any such failure, default or breach shall be to recover from Purchaser any and all documented out-of-pocket third party attorneys, consultants, accountants, broker or advisors fees, costs and expenses incurred by Seller in connection with the negotiation, execution and performance of this Agreement.  Purchaser shall promptly pay any such amounts owed to Seller under this Section 10.2 within thirty (30) days written request from Seller. If Purchaser terminates this Agreement (i) because Seller has failed to comply with any provision of Sections 8.2(a), 8.2(b) or 8.2(d); or (ii) as the result of any default or breach by Seller of Seller’s obligations hereunder, then Purchaser’s sole and exclusive remedy against Seller for any such failure, default or breach shall be to recover from Seller any and all documented out-of-pocket third party attorneys, consultants, accountants, broker or advisors fees, costs and expenses incurred by Purchaser in connection with the negotiation, execution and performance of this Agreement.  Seller shall promptly pay any such amounts owed to Purchaser under this Section 10.2(c) within thirty (30) days written request from Purchaser.

ARTICLE XI
POST-CLOSING OBLIGATIONS; INDEMNIFICATION; LIMITATIONS; DISCLAIMERS AND WAIVERS

Section 11.1.                         Receipts.

Except as otherwise provided in this Agreement, any Hydrocarbons produced from or attributable to the Assets (and all products and proceeds attributable thereto) and any other income, proceeds, receipts and credits attributable to the Assets which are not reflected in the adjustments to the Purchase Price following the final adjustment pursuant to Section 9.4(b) shall be treated as follows: (a) all Hydrocarbons produced from or attributable to the Assets (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Purchaser is entitled under Section 1.4 shall be the sole property and entitlement of Purchaser, and, to the extent received by Seller, Seller shall fully disclose, account for and remit the same promptly to Purchaser, and (b) all Hydrocarbons produced from or attributable to the Assets (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Seller is entitled under Section 1.4 shall be the sole property and entitlement of Seller and, to the extent received by Purchaser, Purchaser shall fully disclose, account for and remit the same promptly to Seller.

Section 11.2.                         Expenses.

Except as otherwise provided in this Agreement, any Property Costs which are not reflected in the adjustments to the Purchase Price following the final adjustment pursuant to Section 9.4(b) shall be treated as follows: (a) all Property Costs for which Seller is responsible under Section 1.4 shall be the sole obligation of Seller and Seller shall promptly pay, or if paid by Purchaser, promptly reimburse Purchaser for and hold Purchaser harmless from and against same; and (b) all Property Costs for which Purchaser is responsible under Section 1.4 shall be the sole obligation of Purchaser, and Purchaser shall promptly pay, or if paid by Seller, promptly reimburse Seller for and hold Seller harmless from and against same. Seller is entitled to resolve all joint interest audits and other audits of Property Costs covering periods for which Seller is wholly responsible and Purchaser is entitled to resolve all joint interest audits and other audits of Property Costs covering periods for which Purchaser is in whole or in part responsible; provided that Purchaser shall not agree to any adjustments to previously assessed costs for which Seller is liable without the prior written consent of Seller, such consent not to be unreasonably withheld. Purchaser shall provide Seller with a copy of all applicable audit reports and written audit agreements received by Purchaser and relating to periods for which Seller is partially responsible.

Section 11.3.                         Assumed Seller Obligations.

Subject to Section 11.5, on the Closing Date, Purchaser shall assume and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) (a) all of the obligations and liabilities of Seller, known or unknown, with respect to the Assets, accruing or occurring on or after the Effective Time, (b) all of the following obligations and liabilities, of Seller, known or unknown, with respect to the Assets whether accruing or occurring prior to, on or after the Effective Time: (i) to furnish makeup gas according to the terms of applicable gas sales, gathering or transportation contracts, and to satisfy all other gas balancing obligations, if any, (ii)  to properly plug and abandon any and all wells, including inactive wells or temporarily abandoned wells, drilled on the Properties, as required by Law, (iii) to replug any well, wellbore, or previously plugged well on the Properties, as required by Law, (iv) to dismantle, salvage and remove any equipment, structures, materials, flowlines, and property of whatever kind related to or associated with operations and activities conducted on the Properties, (v) to clean up, restore and/or remediate the premises covered by or related to the Assets in accordance with applicable agreements and Laws, (vi) to remediate, satisfy and resolve all matters, events and conditions relating to, arising out of or incident to violation of Environmental Laws, Environmental Liabilities or the Release of Hazardous Materials in each case to the extent located on, in or under the premises covered by the Properties, including, without limitation, rights to contribution under CERCLA, REGARDLESS OF FAULT and (vii) to properly pay all suspended funds included in the Assets and transferred to Purchaser pursuant to Section 7.4, and (c) the Retained Obligations for which no Claim Notice is submitted to Seller by Purchaser prior to the end of the one (1) year period following the initial Closing (all of said obligations and liabilities collectively, the “Assumed Seller Obligations”); provided, however, the “Assumed Seller Obligations” shall not include (A) any Excluded Obligations or (B) any Claims insofar and only insofar as (1) Seller is obligated to indemnify, defend or hold harmless any Seller Indemnitee pursuant to Section 11.4 for such Claim and (2) Purchaser delivers to Seller a Claim Notice for such Claim prior to the expiration of the applicable survival period for such obligation of Seller.

Section 11.4.                         Survival and Limitations.

(a)                                 The representations and warranties contained in Section 5.2, Section 5.3, Section 5.4, Section 5.5, Section 5.6, Section 5.8, Section 5.23, Section 6.1, Section 6.2, Section 6.3, Section 6.4 and Section 6.5 (collectively, the “Fundamental Representations”) shall survive the Closing indefinitely. All other representations and warranties of Seller and Purchaser contained herein shall terminate one (1) year after the initial Closing.  Upon the termination of a representation or warranty in accordance with the foregoing, such representation or warranty shall have no further force or effect for any purpose under this Agreement except as provided in Section 11.4(b). The covenants and other agreements of Seller and Purchaser set forth in this Agreement shall survive the Closing indefinitely. Any Claim arising out of fraud, fraudulent inducement or the willful misconduct of a Party in connection with the marketing, negotiation or inducement to enter into this Agreement or the consummation of the transactions contemplated hereunder shall terminate one (1) year after the initial Closing Date.

(b)                                 No Party hereto shall have any indemnification obligation pursuant to this Article 11 or otherwise in respect of any representation, warranty, covenant or agreement unless it shall have received from the Party seeking indemnification a written notice (a “Claim Notice”) of the existence of the Claim for or in respect of which indemnification in respect of such representation, warranty, covenant or agreement is being sought on or before the expiration of the applicable survival period, if any, set forth in Section 11.4(a) for such Claim. If an Indemnified Party delivers a Claim Notice to an Indemnifying Party before the expiration of the applicable survival period, if any,  set forth in Section 11.4(a) for such Claim, then the applicable representation, warranty, covenant or agreement shall survive until, but only for purposes of, the resolution of the matter covered by such Claim Notice. A Claim Notice shall set forth with reasonable specificity (i) the basis for such Claim under this Agreement, and the facts that otherwise form the basis of such Claim and (ii) to the extent reasonably estimable, an estimate of the amount of such Claim (which estimate shall not be conclusive of the final amount of such Claim) and an explanation of the calculation of such estimate; provided, however, the failure of such Claim Notice to completely describe such Claims or facts shall in no way reduce or limit the rights or obligations of any Party hereunder with respect to such Claim or facts.

(c)                                  Neither Seller nor Purchaser shall have any liability for any indemnification under this Agreement, nor any liability for breach of any representations, warranties, or covenant under this Agreement, until and unless (i) the amount of the liability for any individual Claim or series of Claims arising out of the same or similar set of facts, for which a Claim Notice is delivered by Purchaser or Seller, as applicable, exceeds $25,000 (“Individual Indemnity Threshold”), and (ii) the aggregate amount of the liabilities for all Claims for which Claim Notices are delivered by Purchaser or Seller, as applicable, exceeds one percent (1%) of the Purchase Price, and then only to the extent such damages exceed one percent (1%) of the Purchase Price (the “Aggregate Indemnity Deductible”); provided that, such deductible shall not be applicable to any Claims arising out of or related to any Fundamental Representations, Royalty Amounts, Property Costs, Imbalances or Taxes for which the Purchase Price was not previously reduced pursuant to

Section 2.2. In no event shall Seller be obligated to indemnify Purchaser with respect to all breaches of representations, warranty or covenants of Seller for an aggregate amount in excess of twenty percent (20%) of the Purchase Price; provided that, Seller’s obligation under Section 11.5 to indemnify relating to Fundamental Representations, the covenant set forth in Section 7.6(vi) and Seller’s indemnity obligations under Sections 11.5(c) and (e) shall not be subject to the limitations contained in this Section 11.4(c).

(d)                                 For purposes of this Article 11 only, the “material”, “materiality”, “all material respects” or “Material Adverse Effect” or similar qualifiers contained in the representations and warranties in Article 5 and Article 6 shall be considered for indemnity purposes, and such qualifiers shall be deemed to have been met if any such Claim, or series of Claims arising out of the same or similar set of facts, for which the Claim Notice is delivered by Purchaser or Seller, as applicable, exceeds the Individual Indemnity Deductible. The calculation of the amount of Claims for breach (but not the determination of the occurrence of such breach) of any representation or warranty of any Party hereto shall be determined without giving effect to any qualifiers as to materiality, Material Adverse Effect or material adverse effect set forth in any such representations or warranties.

Section 11.5.                         Indemnification by Seller.

Subject to the terms, conditions, and limitations of this Article 11 and Section 12.19, from and after the Closing, each Seller shall severally, but not jointly, indemnify, defend and hold harmless Purchaser and its directors, officers, employees, stockholders, members, agents, consultants, advisors and other representatives (including legal counsel, accountants and financial advisors) and Affiliates and the successors and permitted assigns of this Agreement (collectively, the “Purchaser Indemnified Persons”) from and against any and all Claims asserted against, resulting from, imposed upon, or incurred or suffered by any Purchaser Indemnified Person to the extent resulting from, arising out of or relating to:

(a)                                 any breach of any representation or warranty of such Seller contained in this Agreement or in any certificate furnished by or on behalf of such Seller in connection with this Agreement;

(b)                                 any breach or nonfulfillment of or failure to perform any covenant or agreement of such Seller contained in this Agreement or in any certificate furnished by or on behalf of such Seller in connection with this Agreement;

(c)                                  Claims arising out of fraud, fraudulent inducement or the willful misconduct of such Seller in connection with the marketing, negotiation or inducement to enter into this Agreement or the consummation of the transactions contemplated hereunder for which a Claim Notice is submitted to such Seller by Purchaser prior to the end of the one (1) year period following the initial Closing.

(d)                                 the following Claims (collectively, the “Retained Obligations”) for which a Claim Notice is submitted to such Seller by Purchaser prior to the end of the one (1) year period following the applicable Closing Date :

(i)                                                 Claims related to or arising out of the ownership or use of the Assets accruing or occurring prior to the Effective Time (but excluding in all cases any and all Claims that are described in Section 11.3(b));

(ii)                                              Claims for Property Costs for which any Seller is responsible under Section 1.4; or

(iii)                                           Claims related to or arising out of the death or physical injury to any Person to the extent attributable to periods prior to the Effective Time.

(e)                                  the following Claims (collectively, the “Excluded Obligations”):

(i)                                                 all Claims related to or arising out of the compensation or reimbursement of Seller’s employees for work performed with respect to the Assets to the extent attributable to periods prior to the Effective Time;

(ii)                                              all Claims related to or arising out of the Proceedings or other matters described in Schedule 5.7(a) or Schedule 5.7(b);

(iii)                                           Environmental Liabilities associated solely with the disposal or transportation, in violation of any Environmental Law, of any Hazardous Substances from the Assets to any location not located on or under the Lands or lands pooled, communitized or unitized therewith to the extent attributable to periods prior to the Effective Time;

(iv)                                          all Claims for any income Tax, franchise Tax or partnership Tax liability of any Seller Indemnified Party to the extent related to the ownership, use or operation of the Assets or the transactions contemplated hereunder;

(v)                                             all Claims related to or arising out of any fines, penalties and sanctions asserted, imposed or levied by any Governmental Body resulting from any criminal investigation or proceedings arising out of or related to any Seller’s ownership, use, maintenance or operation of the Assets;

(vi)                                          all Claims for property damage or personal injury or death (a) that arise from or are attributable to the (i) the ownership, operation or development of the Assets and (ii) the period of time from and after the Effective Time up to the date of this Agreement, and (b) for which any Seller receives insurance proceeds with respect to such Liabilities, but only to the extent of the amount of such insurance proceeds so received; or

(vii)                                       all Claims related to or arising out of the ownership, use or operation of the Excluded Assets.

Section 11.6.                         Indemnification by Purchaser.

Subject to the terms, conditions and limitations of this Article 11 and Section 12.19, from and after the Closing, subject to the terms and conditions of this Article 11, Purchaser shall indemnify, defend and hold harmless Seller and its directors, officers, employees, agents, consultants, stockholders, advisors and other representatives (including legal counsel, accountants and financial advisors), and Seller’s successors, permitted assigns of this Agreement and Affiliates (collectively, the “Seller Indemnified Persons”) from and against any and all Claims, asserted against, resulting from, imposed upon, or incurred or suffered by any Seller Indemnified Person, directly or indirectly, to the extent resulting from, arising out of, or relating to:

(a)                                 any breach of any representation or warranty of Purchaser contained in this Agreement or in any certificate furnished by or on behalf of Purchaser to Seller in connection with this Agreement;

(b)                                 any breach or nonfulfillment of or failure to perform any covenant or agreement of Purchaser contained in this Agreement or any certificate furnished by or on behalf of Purchaser to Seller in connection with this Agreement;

(c)                                  Claims arising out of fraud, fraudulent inducement or the willful misconduct of Purchaser in connection with the marketing, negotiation or inducement to enter into this Agreement or the consummation of the transactions contemplated hereunder for which a Claim Notice is submitted to Seller by Purchaser prior to the end of the one (1) year period following the initial Closing; and

(d)                                 the Assumed Seller Obligations REGARDLESS OF FAULT.

Section 11.7.                         Indemnification Proceedings.

(a)                                 In the event that any claim or demand for which Seller or Purchaser (such Person, an “Indemnifying Party”) may be liable to a Purchaser Indemnified Person under Section 11.5 or to a Seller Indemnified Person under Section 11.6 (an “Indemnified Party”) is asserted against or sought to be collected from an Indemnified Party by a third party (a “Third Party Claim,”) the Indemnified Party shall with reasonable promptness notify the Indemnifying Party of such Third Party Claim by delivery of a Claim Notice, provided that the failure or delay to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Article 11, except (and solely) to the extent that the Indemnifying Party demonstrates that its defense of such Third Party Claim is actually and materially prejudiced thereby. The Indemnifying Party shall have thirty (30) days from receipt of the Claim Notice from the Indemnified Party (in this Section 11.7, the “Notice Period”) to notify the Indemnified Party whether or not the Indemnifying Party desires, at the Indemnifying Party’s sole cost and expense, to defend the Indemnified Party against such claim or demand; provided, that the Indemnified Party is hereby authorized prior to and during the Notice Period, and at the cost and expense of the Indemnifying Party, to file any motion, answer or other pleading that it shall reasonably deem necessary to protect its interests or those of the Indemnifying Party. The Indemnifying Party shall have the right to assume the defense of such Third Party Claim only if and for so long as the Indemnifying Party (i) notifies the Indemnified Party during the Notice Period that the Indemnifying Party is assuming the defense of such Third Party Claim, (ii) uses counsel of its own choosing that is reasonably satisfactory to the Indemnified Party, and (iii) conducts the defense of such Third Party Claim in an active and diligent manner. If the Indemnifying Party is entitled to, and does, assume the defense of any such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel at its own expense and to participate in the defense thereof; provided, however, that notwithstanding the foregoing, the Indemnifying Party shall pay the reasonable attorneys’ fees of the Indemnified Party if the Indemnified Party’s counsel shall have advised the Indemnified Party that there is a conflict of interest that could make it inappropriate under applicable standards of professional conduct to have common counsel for the Indemnifying Party and the Indemnified Party (provided that the Indemnifying Party shall not be responsible for paying for more than one separate firm of attorneys and one local counsel to represent all of the Indemnified Parties subject to such Third Party Claim). If the Indemnifying Party elects (and is entitled) to assume the defense of such Third Party Claim, (i) no compromise or settlement thereof or consent to any admission or the entry of any judgment with respect to such Third Party Claim may be effected by the Indemnifying Party without the Indemnified Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed) unless the sole relief provided is monetary damages that are paid in full by the Indemnifying Party (and no injunctive or other equitable relief is imposed upon the Indemnified Party) and there is an unconditional provision whereby each plaintiff or claimant in such Third Party Claim releases the Indemnified Party from all Claims with respect thereto and (ii) the Indemnified Party shall have no liability, or limitation of any right or benefit of, with respect to any compromise or settlement thereof effected without its written consent (which shall not be unreasonably withheld). If the Indemnifying Party elects not to assume the defense of such Third Party Claim (or fails to give notice to the Indemnified Party during the Notice Period or otherwise is not entitled to assume such defense), the Indemnified Party shall be entitled to assume the defense of such Third Party Claim with counsel of its own choice, at the expense and for the account of the Indemnifying Party; provided, however, that the Indemnified Party shall make no settlement, compromise, admission, or acknowledgment that would give rise to Claims on the part of any Indemnifying Party without the prior written consent of such Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)                                 Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to control (but shall be entitled to participate at its own expense in the defense of), and the Indemnified Party, shall be entitled to have sole control over, the defense or settlement, compromise, admission, or acknowledgment of any Third Party Claim (i) at the reasonable expense of the Indemnifying Party, as to which the Indemnifying Party fails to assume the defense during the Notice Period after the Indemnified Party gives notice thereof to the Indemnifying Party or (ii) at the reasonable expense of the Indemnifying Party, to the extent the Third Party Claim seeks an order, injunction, or other equitable relief against the Indemnified Party which, if successful, could materially adversely affect the business, condition (financial or other), capitalization, assets, liabilities, results of operations or prospects of the Indemnified Party. The Indemnified Party shall make no settlement, compromise, admission, or acknowledgment that would give rise to liability on the part of, or limitation of any right or benefit of, the Indemnifying Party without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)                                  In any case in which an Indemnified Party seeks indemnification hereunder and no Third Party Claim is involved, the Indemnified Party shall deliver a Claim Notice to the Indemnifying Party within a reasonably prompt period of time after an officer of such Indemnified Party or its Affiliates has obtained Actual Knowledge of the Claim giving rise to indemnification hereunder. The failure or delay to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Article 11 except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively mitigate the resulting Claims or otherwise prejudices the Indemnifying Party.

(d)                                 If a Party has knowledge before Closing with respect to the inaccuracy, breach or noncompliance of any representation, warranty, covenant, or agreement contained in this Agreement, such Party shall be deemed to have waived such inaccuracy, breach or noncompliance if such inaccuracy, breach or non-compliance is not asserted prior to or at Closing and in no event shall such Party have the right to indemnification under this Article 11 relating to such inaccuracy, breach or noncompliance.

(e)                                  The Parties shall treat, for tax purposes, any amounts paid under this Article 11 as an adjustment to the Adjusted Purchase Price.  Notwithstanding anything herein to the contrary, the indemnity obligations and adjustments to the Purchaser Price set forth herein shall be determined without duplication.

Section 11.8.                         Release.

SUBJECT TO SELLER’S OBLIGATIONS UNDER SECTION 11.5, IF CLOSING OCCURS, AS OF THE CLOSING DATE, PURCHASER HEREBY RELEASES, REMISES AND FOREVER DISCHARGES THE SELLER INDEMNIFIED PERSONS FROM ANY AND ALL CLAIMS, KNOWN OR UNKNOWN, WHETHER NOW EXISTING OR ARISING IN THE FUTURE, CONTINGENT OR OTHERWISE, WHICH PURCHASER MIGHT NOW OR SUBSEQUENTLY MAY HAVE AGAINST THE SELLER INDEMNIFIED PERSONS, RELATING DIRECTLY OR INDIRECTLY TO THE ASSUMED SELLER OBLIGATIONS.

Section 11.9.                         Disclaimers.

(a)                                 EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE 5 OF THIS AGREEMENT, OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(c), IN THE CONVEYANCE OR OTHER INSTRUMENTS AND AGREEMENTS TO BE DELIVERED HEREUNDER, (I) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED AS TO THE ASSETS, AND (II) SELLER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO PURCHASER OR ANY OF ITS AFFILIATES, EMPLOYEES, AGENTS, CONSULTANTS OR REPRESENTATIVES (INCLUDING, WITHOUT LIMITATION, ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO PURCHASER BY ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT, CONSULTANT, REPRESENTATIVE OR ADVISOR OF SELLER OR ANY OF ITS AFFILIATES).

(b)                                 EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE 5 OF THIS AGREEMENT, OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(c), IN THE CONVEYANCE, WHICH SHALL CONTAIN A SPECIAL WARRANTY OF TITLE BY, THROUGH AND UNDER SELLER, OR OTHER INSTRUMENTS AND AGREEMENTS TO BE DELIVERED HEREUNDER, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY

OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (IV) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (V) THE PRODUCTION OF HYDROCARBONS FROM THE ASSETS, (VI) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VII) THE CONTENT, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY SELLER OR ANY THIRD PARTIES, (VIII) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT PURCHASER SHALL BE DEEMED TO BE OBTAINING THE ASSETS IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS OR (IX) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT.

(c)                                  Except as contained in Section 5.21, SELLER HAS NOT AND WILL NOT MAKE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, ENVIRONMENTAL LIABILITIES, THE RELEASE OF HAZARDOUS MATERIALS INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS, AND NOTHING IN THIS AGREEMENT OR OTHERWISE SHALL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY, AND SUBJECT TO THE RIGHTS AND COVENANTS SET FORTH IN SECTION 5.21 AND SECTION 11.5, PURCHASER SHALL BE DEEMED TO BE TAKING THE ASSETS “AS IS” AND “WHERE IS” FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION.

Section 11.10.                  Exclusive Remedy.

From and after Closing, the sole and exclusive remedy of Purchaser and Seller with respect to the Assets and the transactions contemplated hereby shall be pursuant to the express provisions of this Agreement, including, without limitation of the foregoing, any and all (a) Claims relating to any representations, warranties, covenants and agreements contained in this Agreement or any document delivered pursuant to this Agreement, (b) other Claims pursuant to or in connection with this Agreement and (c) other Claims relating to the Assets and the purchase and sale thereof, shall be any right to indemnification from such Claims that is expressly provided in this Article XI. Neither Seller nor Purchaser shall have the right before Closing to seek or enforce specific performance, but either Party may enforce specific performance of the other Party’s post-Closing covenants.

Section 11.11.                  Recording.

As soon as practicable after Closing, Purchaser shall record the Conveyance in the appropriate counties where the Assets are located and provide Seller with copies of all recorded or approved instruments. The Conveyance in the form attached as Exhibit E is intended to convey all of the Assets being conveyed pursuant to this Agreement. Certain Assets or specific portions of the Assets that are leased from, or require the approval to transfer by, a Governmental Body are conveyed under the Conveyance and also are described and covered under separate assignments made by Seller to Purchaser on officially approved forms, or forms acceptable to such entity, in sufficient multiple originals to satisfy applicable statutory and regulatory requirements. The interests conveyed by such separate assignments are the same, and not in addition to, the interests conveyed in the Conveyance attached as Exhibit E.  Further, such assignments shall be deemed to contain all of the exceptions, reservations, rights, titles, power and privileges set forth herein and in the Conveyance as fully and only to the extent as though they were set forth in each such separate assignment.

Section 11.12.                  Regulatory Cooperation.

(a)                                 From and after the date of this Agreement until the date eighteen (18) months after the Closing Date, Seller shall, and shall use commercially reasonable efforts to cause its Affiliates and its and their respective partners, members, shareholders, owners, officers, directors, managers, employees, agents and representatives to, use commercially reasonable efforts to cooperate with Purchaser, its Affiliates and its and their agents and representatives in connection with compliance with Purchaser’s and its Affiliates’ Tax, financial, or other reporting requirements and audits, as such compliance relates to the execution of this Agreement or the consummation of the transactions contemplated hereunder, including (i) any filings with any Governmental Body and (ii) any filings that may be required by the SEC, under securities laws applicable to Purchaser and its Affiliates, including the filing by Purchaser with the SEC of one or more registration statements to register any securities of Purchaser under the Securities Act or of any report required to be filed by Purchaser under the Securities Exchange Act of 1934  (collectively, the “Filings”).  Further, from and after the date of this Agreement until the date twenty four (24) months after the Closing Date, Seller agrees to (A) make available to Purchaser and its Affiliates and its and their agents and representatives any and all books, records, information and documents that are attributable to the Assets in Seller’s or its Affiliates’ possession or control reasonably required by Purchaser, its Affiliates and its and their agents and representatives in order to prepare for Purchaser or its Affiliates, if required, in connection with such Filings, financial statements relating to the Assets or to Seller or its Affiliates meeting the requirements of Regulation S-X under the Securities Act, along with any documentation attributable to the Assets or otherwise related to Seller, its Affiliates or accountants required to complete any audit associated with such Filings, (B) execute and deliver one or more customary representation letters from Seller to Purchaser’s auditors that are reasonably requested by Purchaser to allow such auditors to complete an audit (or review of any financial statements), and to issue an opinion acceptable to Purchaser’s auditor with respect to an audit or review of those any records required to be provided or disclosed pursuant to this Section 11.12 and (C) obtain the consent of the independent auditor of Seller that conducted any audit of any filings or financial statements of Seller to be named as an expert in any report filed by Purchaser with the SEC or any other Governmental Body. Notwithstanding the foregoing, (1) Seller shall in no event be required to create new records relating to the Assets and (2) the access to be provided to Purchaser pursuant to this Section shall not interfere with Seller’s ability to prepare its own financial statements or its regular conduct of business and shall be made available during Seller’s normal business hours.

(b)                                 Purchaser (on behalf of the Purchaser Indemnified Persons and their successors and assigns) releases Seller Indemnified Persons from and shall fully protect, defend, indemnify and hold Seller Indemnified Persons harmless from and against any and all Claims relating to, arising out of, or connected with, directly or indirectly, the preparation or furnishing of any information or records referred to in this Section 11.12, any actions, statements, representations or certifications of Seller’s and its Affiliates’ personnel, accountants, consultants, contractors or auditors with respect to such information or records, or Purchaser’s use of any such information or records, the inclusion of any such records or information or matters derived therefrom, in any debt or equity offering documents, filings with any exchange or the U.S. Securities and Exchange Commission, or related materials, regardless of cause or of any negligent acts or omissions

(including active or passive, sole, concurrent or comparative negligence or gross negligence), strict liability, breach of duty (statutory or otherwise), violation of Law, or other fault of Seller Indemnified Persons.

ARTICLE XII
MISCELLANEOUS

Section 12.1.                         Counterparts.

This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

Section 12.2.                         Notice.

Any notice or other communication to be given under this Agreement by any party hereto to another shall be in writing and shall be (i) delivered personally, (ii) sent by courier service requiring acknowledgement of receipt, or (iii) sent by facsimile transmission.  Notice given by personal delivery or courier shall be effective upon actual receipt.  Notice given by facsimile transmission shall be confirmed by appropriate answer-back, and shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the next Business Day after receipt if not received during the recipient’s normal business hours.  Notices or other communications shall be directed to the following addresses:

If to Seller:	Lime Rock Resources II-A, L.P. Lime Rock Resources II-C, L.P. 1111 Bagby, Suite 4600 Houston, Texas 77002 Attention: Eric Mullins Telephone: 713-292-9518 Facsimile: 713-292-9568

If to Purchaser:	LRR Energy, L.P. 1111 Bagby, Suite 4700 Houston, Texas 77002 Attention: Jaime Casas Telephone: 713-345-2126 Facsimile: 713-345-2176

Either Party may change its address for notice by notice to the other in the manner set forth above.

Section 12.3.                         Sales or Use Tax Recording Fees and Similar Taxes and Fees.

Purchaser shall bear any sales, use, excise, real property transfer, gross receipts, goods and services, registration, capital, documentary, stamp or transfer Taxes, recording fees and similar Taxes and fees (collectively “Transfer Taxes”) incurred and imposed upon, or with respect to, the transactions contemplated by this Agreement. Seller will determine, and Purchaser will cooperate with Seller in determining the amount of any Transfer Taxes, if any, that is due in connection with the transactions contemplated by this Agreement and Purchaser agrees to pay any such Transfer Tax to Seller or to the appropriate Governmental Body. If any of the transactions contemplated by this Agreement are exempt from any such Transfer Taxes upon the filing of an appropriate certificate or other evidence of exemption, Purchaser will timely furnish to Seller such certificate or evidence.

Section 12.4.                         Expenses.

Except as otherwise expressly provided in Section 12.3 or elsewhere in this Agreement, (a) all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, the Conveyance delivered hereunder and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including without limitation, all fees and expenses of counsel, accountants and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and (b) all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

Section 12.5.                         Change of Name.

As promptly as practicable, but in any case within thirty (30) days after the Closing Date, Purchaser shall eliminate the names “Lime Rock Resources” and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

Section 12.6.                         Replacement of Bonds, Letters of Credit and Guarantees.

The Parties understand that none of the bonds, letters of credit and guarantees, if any, posted by Seller or any of its Affiliates with Governmental Bodies and relating to the Assets may be transferable to Purchaser. Prior to Closing, Purchaser shall have obtained, or caused to be obtained in the name of Purchaser, replacements for such bonds, letters of credit and guarantees, to the extent such replacements are necessary to consummate the transactions contemplated by this Agreement.

Section 12.7.                         Governing Law and Venue.

THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS (EXCEPT THAT WITH RESPECT TO ISSUES RELATING TO THE DETERMINATION OF THE EXISTENCE OF ANY TITLE DEFECTS OR THE BREACH OF ANY SELLER’S SPECIAL WARRANTY OF TITLE SET FORTH IN THE CONVEYANCES, THE LAWS OF THE STATE WHERE THE APPLICABLE ASSETS ARE LOCATED SHALL GOVERN AND CONTROL) WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS OTHERWISE APPLICABLE TO SUCH DETERMINATIONS. With respect to any dispute, controversy, matter or claim between the Parties arising hereunder or under any agreement or document executed or delivered in connection herewith, except any dispute, controversy, matters or claim arising out of, in relation to or in connection with the allocation or determination of the Adjusted Purchase Price pursuant to Section 2.2 or Section 9.4 or the determination of a Defect or Defect Amount pursuant to ARTICLE 3, each of which shall be resolved exclusively as set forth, as applicable, in Article 3 or Section 9.4, (each, subject to such exceptions, a “Dispute”) that cannot be resolved among the Parties, each Party hereby (a) irrevocably consents to the exclusive jurisdiction and venue of the courts of the State of Texas in and for Harris County or the federal courts of the United States of America located in Houston, Texas in connection with any litigation or proceeding arising out of this Agreement or any of the transactions contemplated hereby, (b) waives, and agrees not to assert, as a defense in any action, suit or proceeding raising a Dispute or enforcement of any judgment in respect thereof that any of the

Parties hereto is not subject to the personal jurisdiction of the foregoing described courts, that it is exempt from any legal process commenced in such courts or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may be inappropriate or inconvenient or that this Agreement or any document delivered in connection herewith may not be enforced in or by such courts, and (c) irrevocably agrees to abide by the rules of procedures applied by such applicable courts and waive any objection to any such procedure on the ground that such procedure would not be permitted in the courts of some other jurisdiction or would be contrary to the laws of some other jurisdiction.  The Parties further agree that any Dispute has a significant connection with the State of Texas with the United States and will not contend otherwise in any proceeding in any court of any other jurisdiction.  .  Each Party agrees that any and all process directed to it in any such proceeding or litigation may be served upon it outside of the State of Texas with the same force and effect as if such service had been made within Texas.  EACH PARTY REPRESENTS THAT IT HAS AGREED TO THE JURISDICTION OF THE FOREGOING DESCRIBED COURTS IN RESPECT OF DISPUTES AFTER BEING FULLY AND ADEQUATELY ADVISED BY LEGAL COUNSEL OF ITS OWN CHOICE CONCERNING THE PROCEDURES AND LAW APPLIED IN THE SUCH COURTS AND HAS NOT RELIED ON ANY REPRESENTATION BY ANY OTHER PARTY OR ITS AFFILIATES, REPRESENTATIVES OR ADVISORS AS TO THE CONTENT, SCOPE, OR EFFECT OF SUCH PROCEDURES AND LAW, AND WILL NOT CONTEND OTHERWISE IN ANY PROCEEDING IN ANY COURT OF ANY JURISDICTION.  EACH OF THE PARTIES HEREBY VOLUNTARILY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY LITIGATION, ACTION OR OTHER PROCEEDING BROUGHT IN CONNECTION WITH THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.8.

Section 12.8.                         Captions.

The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

Section 12.9.                         Waivers.

Any failure by any Party or Parties to comply with any of its or their obligations, agreements or conditions herein contained may be waived in writing expressly identified as a waiver, but not in any other manner, by the Party or Parties to whom such compliance is owed. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.  No failure on the part of any Party to this Agreement to exercise and no delay in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise by any Party hereto of any right hereunder preclude any other or further right of exercise thereof or the exercise of any other right.

Section 12.10.                  Assignment.

Neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned, by operation of Law or otherwise, by any party without the prior written consent of the other party, and any attempted assignment without such consent shall be void.  Unless expressly agreed to in writing by the Parties, no permitted assignment of any Party’s rights or duties hereunder shall relieve or release any Party from the performance of such Party’s rights or obligations hereunder and the assigning Party shall be fully liable to the other Parties for the performance of all such rights and duties.

Section 12.11.                  Entire Agreement.

The Confidentiality Agreement, this Agreement and the Exhibits and Schedules attached hereto, and the documents to be executed hereunder constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

Section 12.12.                  Amendment.

This Agreement may be amended or modified only by an agreement in writing executed by the Parties hereto and expressly identified as an amendment or modification.

Section 12.13.                  No Third-Party Beneficiaries.

This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except for express language with respect to the Purchaser Indemnified Persons and the Seller Indemnified Persons contained in the indemnification provisions of Article 11.

Section 12.14.                  References.

In this Agreement:

(a)                                 References to any gender includes a reference to all other genders;

(b)                                 References to the singular includes the plural, and vice versa;

(c)                                  Reference to any Article or Section means an Article or Section of this Agreement;

(d)                                 Reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;

(e)                                  Unless expressly provided to the contrary, “hereunder”, “hereof”, “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement;

(f)                                   “Include” and “including” shall mean include or including without limiting the generality of the description preceding such term; and

(g)                                  Capitalized terms used herein shall have the meanings ascribed to them in this Agreement as such terms are identified and/or defined in the Definitions section hereof.

Section 12.15.                  Construction.

Purchaser is a Party capable of making such investigation, inspection, review and evaluation of the Assets as a prudent Party would deem appropriate under the circumstances including with respect to all matters relating to the Assets, their value, operation and suitability. Each of Seller and Purchaser has had substantial input into the drafting and preparation of this Agreement and has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transactions contemplated hereby, it being understood that the Parties to this Agreement are sophisticated and have had adequate opportunity and means to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby and retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement. This Agreement is the result of arm’s-length negotiations from equal bargaining positions. In the event of a dispute over the meaning or application of this Agreement, it shall be construed fairly and reasonably and neither more strongly for nor against either Party.

Section 12.16.                  Conspicuousness.

The Parties agree that provisions in this Agreement in “bold” type satisfy any requirements of the “express negligence rule” and any other requirements at law or in equity that provisions be conspicuously marked or highlighted.

Section 12.17.                  Severability.

If any term or other provisions of this Agreement is held invalid, illegal or incapable of being enforced under any rule of Law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner with respect to either Party; provided, however, that if any such term or provision may be made enforceable by limitation thereof, then such term or provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by applicable Law.  Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 12.18.                  Time of Essence.

Time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

Section 12.19.                  Limitation on Damages.

Notwithstanding any other provision contained elsewhere in this Agreement to the contrary, the parties acknowledge that this Agreement does not authorize one party to sue for or collect from the other party its own punitive damages, or its own consequential or indirect damages in connection with this Agreement and the transactions contemplated hereby and each party expressly waives for itself and on behalf of its Affiliates, any and all Claims it may have against the other Party for its own such damages in connection with this Agreement and the transactions contemplated hereby; provided, however, that if an Indemnified Party is liable to a Person that is not a Party hereto for any such Claims and the applicable Indemnifying Party is obligated to indemnify such Indemnitee for the matter that gave rise to such Claims, then such Indemnifying Party shall be liable for, and obligated to reimburse such Indemnitee Party for such Claims.

Section 12.20.                  Determinations by Purchaser.

Whenever any election, determination, decision or approval by the Purchaser is required, permitted or called for in this Agreement, such election, determination, decision or approval must be authorized in writing by the Conflicts Committee of the Board of Directors of LRE GP, LLC, the general partner of Purchaser.

[SIGNATURES BEGIN ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties hereto on the date first above written.

SELLER:

LIME ROCK RESOURCES II-A, L.P.

By:	Lime Rock Resources II-A, GP LLC, its general partner

	By:	Lime Rock Resources GP II, L.P., its sole member

	By:	LRR GP II, LLC, its general partner

By:	/s/ Eric Mullins
	Name:	Eric Mullins
	Title:	Co-Chief Executive Officer

LIME ROCK RESOURCES II-C, L.P.

By:	Lime Rock Resources II-C, GP LLC, its general partner

	By:	Lime Rock Resources GP II, L.P., its sole member

	By:	LRR GP II, LLC, its general partner

By:	/s/ Eric Mullins
	Name:	Eric Mullins
	Title:	Co-Chief Executive Officer

Signature Page to Purchase and Sale Agreement

PURCHASER:

LRR ENERGY, L.P.

By:	LRE GP, LLC, its general partner

By:	/s/ Jaime Casas
	Name:	Jaime Casas
	Title:	Chief Financial Officer

LRE OPERATING, LLC

By:	/s/ Jaime Casas
	Name:	Jaime Casas
	Title:	Chief Financial Officer

Signature Page to Purchase and Sale Agreement